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07024447

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumco Corp.

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**FORMER NAME

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FILE NO. 82- 34936 FISCAL YEAR 1-31-07

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OICF/BY: dw
DAT : 6/14/07

ANNUAL
REPORT 2007

For the year ended January 31, 2007




SUMCO
SUMCO CORPORATION

Profile

SUMCO

Table of Contents

SUMCO Group comprises nine subsidiaries in Japan and 14 overseas subsidiaries and one affiliate in Japan. We have our own manufacturing facilities based in and outside of Japan and maintain sales operations in Japan, the United States, Europe, and Asia. In this annual report, "we", "our", "us", "SUMCO" and "SUMCO Group" refer to SUMCO Corporation and its consolidated subsidiaries and affiliates, taken as a whole, and " SUMCO Corporation" and the" Company" refer to SUMCO Corporation on a non-consolidated basis.

By supplying high-grade silicon wafers, which are vital to the fabrication of semiconductor devices, SUMCO Corporation contributes to industrial progress and improvements in the quality of life.

By concentrating resources in the 300mm wafer business, in anticipation of further market expansion, we aim to enhance profit growth and facilitate corporate value on the basis of secure, long-term relationships with our customers rooted in trust.

Forward-looking Statements

This annual report contains forward-looking statements that include but are not limited to statements regarding plans and strategies, current and future expectations with respect to business activities, financial condition, results of operations and forecasts. We rely on information regarding the silicon wafer market and semiconductor device market from Gartner, Inc., World Semiconductor Trade Statistics, Inc., Semiconductor Equipment and Materials International, Semiconductor Industry Association and other third party sources. Although we believe that information from Gartner and other third party sources is reliable, we cannot guarantee that this information is accurate or complete. As a result, investors should be aware that market and similar data contained in this publication, and estimates and beliefs based on such data, may not be reliable. SUMCO is not obligated to announce or otherwise make publicly available updates or revisions to these forecasts. In many cases, there are statements regarding the industry and SUMCO's position in the industry that are based on SUMCO's experience and investigation of market conditions. There is no assurance that any of these assumptions are accurate.

Forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties. Actual performance may differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. In addition, these forward-looking statements incorporate assumptions, estimates and data that may be incorrect or imprecise and involve risks and uncertainties.

Consolidated Financial Highlights

SUMCO Corporation and Consolidated Subsidiaries
Years ended January 31

	2005	2006	2007	2007
	Millions of yen			Thousands of U.S. dollars
Net sales	¥ 193,123	¥ 220,527	**¥ 319,386**	**$ 2,623,725**
Operating profit	31,467	44,341	**84,390**	**693,256**
Net income	10,866	20,486	**72,051**	**591,892**
Total assets	317,911	351,934	**578,854**	**4,755,229**
Liabilities with interest	180,596	127,260	**136,250**	**1,119,280**
Total equity	80,358	161,680	**327,318**	**2,688,885**
Per share data in Yen and U.S. dollars	Yen			U.S. dollars
Net income	¥ 208,639.39	¥ 195.61	**¥ 597.66**	**$ 4.91**
Total equity	1,199,372.83	1,350.41	**2,297.90**	**18.88**
Equity ratio (%)	25.3	45.9	**50.5**	
D/E ratio (times)	2.2	0.8	**0.5**	

Note: 1. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥121.73 to $1, the rate of exchange at January 31, 2007.

2. Liabilities with interest = Long-/short-term bank loan balance + Accrued liabilities for finance lease


Net sales
(¥ million)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2005
2006
2007


Operating profit & Net income
(¥ million)
100,000
80,000
60,000
40,000
20,000
0
2005
2006
2007
Operating profit
Net income


Liabilities with interest & Total equity
(¥ million)
400,000
300,000
200,000
100,000
0
2005
2006
2007
Liabilities with interest
Total equity


Equity ratio & D/E ratio
(%)
(times)
60.0
50.0
40.0
30.0
20.0
10.0
0
3.0
2.5
2.0
1.5
1.0
0.5
0
2005
2006
2007
Equity ratio (Left scale)
D/E ratio (Right scale)

To Our Shareholders



Kenjiro Sh

Message from the President

A number of initiatives aimed at sustaining growth in the years to come made the past fiscal year one of the most significant periods in the history of the SUMCO Group.

One significant event was our investments to meet rapid growth in demand for 300mm wafers. During the first half of the year ended January 2007 we purchased land in the city of Imari in Saga prefecture, giving us enough space to substantially add to our output capacity as required for many more years. In July, we started construction of 300mm wafer plant No.5 in Imari.

Our acquisition of a 51.0% of the outstanding share stake in Komatsu Electronic Metals, which we renamed SUMCO TECHXIV, was another notable event. With this investment, we firmly established a position as the world's leading supplier of silicon wafers in terms of our product lineup and overall technical capabilities.

The return of our U.S. operations to solid, substainable profitability was another significant accomplishment. This was a long-awaited goal since the establishment of the SUMCO Group.

Overall, we took on these actions with the aim of building a powerful base for growth. In addition, we made timely and substantial capital expenditures, mostly in 300mm wafer business. Focusing our investments on this business greatly contributed to rapid expansion of the entire group operations. Together, these initiatives contributed to significant growth in sales and earnings in the past fiscal year.

Our group distinguishes itself with a diverse product lineup and many highly advanced technologies. By taking full advantage of these strengths, we cover a broad spectrum of applications that meet our customers' needs. Expertise extends from wafers for state-of-the-art semiconductor devices, the main application for 300mm wafers, to smaller-size wafers required to fabricate industrial semiconductor devices. We are determined to continue playing a major supporting role in the semiconductor industry, as the top supplier of wafers; a leading role that also enables us to contribute to social progress.

K. Shigematsu

MAY 2007

SUMCO at a Glance

Mainstay Products

Monocrystalline Silicon Ingot

High quality, high purity monocrystalline silicon ingots are produced using the Czochralski (CZ) method and the Magnetic Czochralski (MCZ) method.

Monocrystalline silicon ingots are formed and processed into blocks, sliced, and polished to form silicon wafers. Monocrystalline silicon ingot is the starting material for many of our products.

We are able to ensure consistent crystal silicon quality, and choose the optimal materials, to meet customer needs.

Polished Wafer (PW)

Polished wafers are produced by polishing, both chemically and mechanically, wafers sliced out of monocrystalline silicon ingots. They have excellent flatness and cleanliness.

Upon our customers' requests we can produce various external gettering layers on the back surface of polished wafers.

Polished wafers are generally delivered directly to customers for use in device processing, but are also used for in-house production of epitaxial wafers, annealed wafers, and SOI wafers.

Epitaxial Wafer (EW)

Epitaxial wafers, formed by depositing a thin, single silicon crystal layer on polished wafers by chemical vapor deposition, offer superior crystalline quality.

Epitaxial wafers are used by customers for a wide variety of applications, including memory, logic and imaging devices.

We can also produce JIW wafers, before the epitaxial stage, with buried diffusion layers designed to meet customer design specifications.

Annealed Wafer

Annealed wafers are produced by annealing polished wafers in a hydrogen or argon atmosphere to improve crystal formation on the wafer surface.

Annealed wafers improve crystal formation of the polished wafer itself while epitaxial wafers improve crystal formation on polished wafers through chemical vapor deposition of a thin single silicon crystal layer.

Our annealed wafers have a good reputation, particularly for flash memory applications.

Junction Isolated Wafer (JIW)

Junction isolated wafers are epitaxial wafers with buried diffusion layers. We use photolithography, ion-implantation, and thermal diffusion technologies to form a buried layer on the wafer that meets customer design specifications, before epitaxial processing.

We collaborate closely with customers to form buried diffusion layers matching required IC patterns.

JIWs are mostly used in the transformers of household appliances, and in the power devices of industrial machinery.

Silicon-on-insulator (SOI) Wafer

We developed silicon-on-insulator (SOI) wafers to contribute to a new generation of semiconductor devices requiring larger scale integration (LSI), lower power consumption, faster operating speed, and better reliability, by implanting an oxide layer to serve as a strong electrical insulator.

There are two methods for implanting oxide layers: 1) implanting a polished wafer with a thin oxide layer before bonding it with another polished wafer; and 2) implanting a polished wafer with a thin oxide layer near the surface through oxygen ion implantation, and then annealing. We use both implantation methods.

SOI wafers are used in devices to control plasma displays, and other devices that require quick response times. Leveraging the mechanical properties of the oxide layer, SOI wafers are also used in acceleration, pressure, and other sensors to regulate car and engine performance.

We use the highest quality raw materials for the semiconductor industry, and ensure thorough quality control, to provide high-quality monocrystalline silicon wafers to meet a wide range of customer needs.

Global Network

The SUMCO Group, headed by SUMCO Corporation Japan, includes nine subsidiaries in Japan, 14 overseas subsidiaries and one affiliate in Japan. The global network reflects the group's policy of optimizing the efficiency of logistics while concentrating 300mm wafer production mostly in Japan. These are done under a systematic gathering of advanced technology information. In line with this policy, the Group has optimized manufacturing, sales and technical support bases in Japan, other Asian countries, the United States and Europe. The Group can offer customers readily available extensive technical support services and products from the nearest locations, and conducts operations efficiently, to sustain the group's earnings.

Consolidated Subsidiaries

As of January 31, 2007

SUMCO TECHXIV CORPORATION
SUMCO Solar Corporation
Japan Super Quartz Corporation
Minamata Denshi Co., Ltd.
SUMCO Technology Corporation
SUMCO Service Corporation
SUMTEC SERVICE CORPORATION
SUMCO Phoenix Corporation
SUMCO Southwest Corporation
SUMCO USA Sales Corporation
SUMCO Funding Corporation
STX Finance America, Inc.
SUMCO Personnel Services Corporation
SUMCO Europe Sales Plc
SUMCO France S.A.S.
SUMCO TECHXIV EUROPE N.V.
PT. SUMCO Indonesia
SUMCO Singapore Pte. Ltd.
FORMOSA SUMCO TECHNOLOGY CORPORATION

Q2

How is SUMCO repositioning its R&D and manufacturing activities in response to the emergence of 300mm wafers as the primary product in the silicon wafer market?

In finished products, manufacturers are working even harder to improve performance by offering better specifications, lower power consumption and other advances. The resulting pressure is further accelerating the pace of quality improvements in semiconductor devices. Because of this, we are seeing a fast shift in demand to large-diameter silicon wafers that can deliver excellent quality. By using a larger wafer, manufacturers can fabricate many more semiconductor chips every time they process a wafer. The falling size of semiconductor devices as design rules become smaller is further contributing to growth in the number of chips. Because of these benefits, silicon device makers are quickly switching to larger wafer sizes. At the same time, manufacturers must use the state-of-art technology to fabricate semiconductor devices that have finer microcircuit lines. Many device manufacturers around the globe are consuming our silicon wafers and benefiting from our technological support to meet many of their own specific requirements. This is why leading-edge semiconductor device makers worldwide firmly link the SUMCO brand with silicon wafer solutions.

Two strengths are behind the competitive edge of the SUMCO brand: our highly sophisticated R&D activities and our state-of-the-art manufacturing facilities. With these facilities, we can provide customers with a reliable supply of quality products. We have two R&D programs of our own. The first is basic research to back up our silicon technologies. The other is the development of specific technologies that we believe will be needed to meet future customer needs. In addition, we have many types of joint R&D programs. We have joint projects with customers, technology exchanges with universities and research institutes, and other collaborative activities. Many of our technologies are recognized as among most advanced in their respective fields. Two examples are device performance evaluation techniques and the analysis of impurities, both of which are winning high recognition from the global semiconductor and wafer industries.

Turning to our manufacturing facilities, we began construction on Plant No. 5 in Imari in July 2006. This investment should help us meet demand for 300mm wafers, which is increasing faster than expected. Our original goal was to raise the SUMCO Group's monthly 300mm output capacity to 1 million wafers by the end of July 2008, but due to the stronger than expected growth in demand, we revise upward the monthly output capacity to 1.4 million 300mm wafers by the end of June 2009. We envision even higher goals of 2 million by the year 2010 and this 1.4 million decision can be just one step toward the said medium-term vision.

The large increase in 300mm wafer production capacity requires a huge capital expenditures we expect that our operating cash flow will be sufficient to fund these expenditures, while maintaining overall financial soundness. As mentioned earlier, our highest priority is boosting output of 300mm wafers as quickly as possible.

Global Shipments of 300mm Wafers and Forecast
Source: Gartner Dataquest (January 2007) GJ07143



300mm wafer shipping volume
300mm share of all wafer shipments by surface area
(thousand wafers/month)
(%)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
70
60
50
40
30
20
10
0
2005
2006
2007
2008
2009

Q3

The SUMCO Group sells wafers to semiconductor device manufacturers in all areas of the world. What infrastructure does the Group have to support operations on this scale? Please elaborate on global sales and technical support network.

Because our customers are globalized, SUMCO, as a supplier, must be a global organization, too. Second, because our customers utilize state-of-art precision engineering to manufacture their devices, SUMCO must offer technological support that can meet customers' engineering requirements.

The SUMCO Group is a truly global organization with nine subsidiaries and one affiliate in Japan and 14 subsidiaries outside of Japan. We concentrate 300mm wafer production in Japan while taking advantage of technical information gathered globally. We optimize our production of 200mm and smaller wafers through global production allocation. We also provide customers with extensive sales and marketing and technical support through our global network. We believe that our sales and marketing and technical support are not only extensive in terms of region but also attentive in terms of service quality. Our customers are engaged in semiconductor manufacturing, where technology is advanced and making fast progress. We strongly believe that SUMCO's technical support team has superb knowledge about highly advanced technology and is capable of offering timely support.

Particularly, 300mm wafer customers utilize the most advanced technology and require extremely precision-engineered silicon wafers. SUMCO is capable of meeting the challenge. To offer attentive technical support, we have a Customer Product Engineering Department (CPED) within the Sales Division. CPED teams up sales teams, and provide customer-oriented technical support. These professionals extend timely assistance to customers worldwide. This structure allows us to offer customers the best possible solutions from their prospective.

We are currently seeing unprecedented demand for 300mm and other high-end silicon wafers. This is a reflection of strong growth in demand for semiconductor devices and advances in their performance. Demand is likely to remain high for a considerably long time. This outlook is mostly shared among semiconductor industry corporations and followed by a rapid upturn in device manufacturers' demand for reliable supply of silicon wafers, the basic material upon which semiconductor devices are fabricated. Almost all device manufacturers simultaneously have started to proactively build reliable supply chains.

For the SUMCO Group, the world's leading silicon wafer manufacturer, there is an even more pressing need to ensure global customers of uninterrupted large shipments of products. In response to this trend we are moving at increasing speed toward building firm supply chains ranging from materials to spare parts. SUMCO management, as one of its highest priority issues, is stepping up its efforts to build these supply chains.







Q4 The acquisition of SUMCO TECHXIV was a major step toward strengthening the entire SUMCO Group. Could you explain your vision for the growth of this new group member?

SUMCO TECHXIV joined the SUMCO Group on October 18, 2006. This company is devoted exclusively to making silicon wafers, and technology-driven organization with a large team of talented engineers. The major products are 200mm wafers and smaller wafers, but the company has also actively engaged in 300mm wafers production. SUMCO TECHXIV is well good reputated for the supply of wafers for discrete semiconductor devices. We firmly believe that joining of SUMCO TECHXIV enhances SUMCO's status to a world's preeminent silicon wafer company in terms of human resources and product lineup. SUMCO and SUMCO TECHXIV are both pure silicon wafer players and the fact that their technologies are similar and complementary allows the facilities of both companies to share them. We are confident that we can capture substantial benefits of synergies now that the business strategies of these two companies are in alignment as members of the same group.

FORMOSA SUMCO TECHNOLOGY, SUMCO TECHXIV's production base in Taiwan, is just as valuable to us as this company's human resources and products. Taiwan has the best semiconductor industry growth prospects in the world. As a company owned jointly by SUMCO TECHXIV and Formosa Plastic, one of Taiwan's largest companies, FORMOSA SUMCO TECHNOLOGY is in a position to be a major source of growth for the SUMCO Group in Taiwan.

At present, the SUMCO Group is working toward the medium-term vision of "doubling corporate power by doubling sales, doubling earnings and doubling value, including the value of our human resources." We are working in many ways to achieve our medium-term vision. We are accelerating growth in 300mm production, responding to challenges as semiconductors use smaller design rules, aiming for more progress in production efficiency and cost cutting, and pursuing synergies from the SUMCO TECHXIV acquisition. Our entire group is intently focused on achieving these goals.

The new SUMCO Group, which now includes SUMCO TECHXIV, has only started to take advantage of its larger pool of resources. We are dedicated to meeting the expectations of shareholders by executing a growth strategy with a long-term perspective. We ask shareholders to understand this strategy and extend their support from the same long-term perspective.

As the world's leading silicon wafer organization in every sense, the SUMCO Group is prepared to aim for even higher goals in the years ahead.



Special Feature-1

SUMCO's Response to Rising Demand for 300mm Wafers


SUMCO

SUMCO is making substantial investments to expand output capacity of 300mm wafers. The goal is monthly capacity of 1.4 million wafers at group companies by the end of June 2009.

All indications point to a continuation in solid demand for 300mm wafers. SUMCO has started construction of Plant No.5 in Imari, and it is slated for completion in April 2008. The facility will produce monocrystalline ingots, the front-end of the wafer production process. We are determined to meet future growth in our customers' needs for 300mm wafers as we reinforce our position as a leading supplier of these wafers. This is why we have decided to raise monthly output of 300mm wafers to 1.4 million by the end of June 2009. We plan to accomplish this by raising SUMCO's capacity to 1 million wafers and boost monthly output at SUMCO TECHXIV to 400,000 wafers.

We are already at work on establishing a monthly 300mm wafer output capability of 760,000 wafers by the end of July 2008. We plan to raise monthly capacity by another 240,000 wafers by the end of June 2009 through investments in more production and associated equipment at Plant No.5 in Imari. SUMCO TECHXIV has decided to increase monthly output of 300mm wafers to 230,000 by the spring of 2008, and plans to add another 170,000 wafers of monthly capacity by the end of June 2009. SUMCO will supply SUMCO TECHXIV with the monocrystalline ingots required to fabricate the additional 170,000 wafers.

At present, SUMCO and other suppliers are having difficulty keeping up with the rapid growth in demand for silicon wafers. All wafer manufacturers are rushing to build new factories. In this environment, earning the trust of customers demands the ability to provide a reliable supply of wafers by quickly completing work on new production facilities. We believe that reinforcing our position in the supply chain for the manufacture of finished products that rely on semiconductor devices will give us an even stronger base for sustained growth.

SUMCO Group Plan for Growth in 300mm Wafer Output


(thousand wafers/month)


SUMCO
SUMCO TECHXIV
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
630
105
525
795
135
660
990
230
760
1,400
400
1,000
2,000
2007/3
2007/12
2008/6
2009/6
2010 Vision

SUMCO TECHXIV Expected to Yield Substantial Synergies


Human Resources
Research & Development
Output Capacity
Production Base in Taiwan

With SUMCO TECHXIV now a member of the SUMCO Group, the Group has enhanced its skills in development of production technologies, enlarged its workforce and manufacturing network, added a production base in Taiwan, and acquired many other assets that have the potential of generating synergies.

Komatsu Electronic Metals, which was listed on the second section of the Tokyo Stock Exchange, became a member of the SUMCO Group on October 18, 2006. Subsequently renamed SUMCO TECHXIV, and still publicly owned, this company brings to the Group immense technological resources that include many highly skilled and experienced engineers. A silicon wafer specialist, SUMCO TECHXIV has a diverse range of activities extending from 200mm and smaller wafers, its main business, to 300mm wafers.

Since SUMCO and SUMCO TECHXIV both focus exclusively on silicon wafers, the two companies have mutually complementary technological strengths that offer many opportunities to capture synergies. By pursuing a single strategy, the two companies are in a position to assemble the most powerful team of engineers and customer support specialists in the global silicon wafer industry. Synergies will also make it possible to offer a product lineup that targets an even broader spectrum of customer needs worldwide.

Another element of the SUMCO TECHXIV acquisition is FORMOSA SUMCO TECHNOLOGY, which operates a wafer facility in Taiwan. This asset is just as valuable as the human resources and products of SUMCO TECHXIV. Owned jointly by SUMCO and the Formosa Plastics Corporation group, a multinational organization, FORMOSA SUMCO TECHNOLOGY gives SUMCO a supply base in a country that is expected to have one of the world's fastest growing semiconductor industries. Furthermore, this company supplies wafers to other members of the Formosa Plastics Corporation group. Due to all these advantages, this base is certain to play a key role in the SUMCO Group's growth in Taiwan.

SUMCO and SUMCO TECHXIV have formed a Synergy Committee for the continuous study of group strategies and synergies from many perspectives. Over the next three to four years, the SUMCO Group expects to achieve substantial benefits from the SUMCO TECHXIV acquisition. In particular, cost savings are foreseen from making production processes more efficient, eliminating overlapping R&D programs and conducting joint procurement activities. Overall, combining these benefits with the strengths of SUMCO and SUMCO TECHXIV provides a powerful base for sharpening the competitive edge of the entire SUMCO Group.

Key Elements of Synergies with SUMCO TECHXIV

- **Synergies as a member of the New SUMCO Group**
- **Further reinforcement of earnings base due to substantial investments in 300mm wafer facilities**
- **Extensive disclosure of information, greater awareness of responsibilities among individuals, more organizational discipline**

Profile of SUMCO TECHXIV

Name	: SUMCO TECHXIV CORPORATION
Established	: April 18, 1960
Head office	: 1324-2 Masarugahara-machi, Omura, Nagasaki, Japan
Activities	: Manufacture and sale of silicon wafers
Plants	: Nagasaki, Miyazaki (Japan) Taiwan (FORMOSA SUMCO TECHNOLOGY CORPORATION)
Employees	: 2,937 (January 2007)
Consolidated sales	: ¥84,257 million (year ended January 2007)

Review of Operations

Summary

In the fiscal year that ended in January 2007, growth in demand for semiconductor devices entered a new phase, as digital consumer electronics, including LCD TVs and portable music players, began to generate a significant volume of demand. At the same time, there was solid growth in orders for semiconductor devices used in PCs and cell phones. The result was a sharp upturn in demand for silicon wafers.

The SUMCO Group targeted opportunities created by this demand by making large and timely investments in production facilities, mainly for 300mm wafers. These investments contributed to growth in the group's operations and earnings.

On October 18, 2006, SUMCO Corporation purchased 15,402,000 shares (51.0% of the outstanding share) of Komatsu Electronic Metals (now SUMCO TECHXIV) through a tender offer. As a result, this company and its subsidiaries became our consolidated subsidiaries.

For the fiscal year, SUMCO Corporation achieved significant growth in sales and earnings. Consolidated net sales increased 44.8% to ¥319,386 million, operating profit increased 90.3% to ¥84,390 million.

In the past fiscal year, SUMCO Corporation wrote down the investment in SUMCO USA Corporation (SUSA), our holding company in the U.S. The Company deducted such write-down costs under tax return due to liquidation of SUSA in January 2007, therefore the Company had tax return and recognized the deferred tax assets for its tax loss carry forward. The result was a 251.7% increase in net income to ¥72,051 million.

On February 23, 2007, the SUMCO Board of Directors approved a resolution to conduct an additional ¥125 billion of capital expenditures to increase output of 300mm wafers. When completed, projects funded by these expenditures are expected to raise monthly output capacity of these wafers to 1.4 million by the end of June 2009.


Comparison of the Growth Rates of
Consolidated Net Sales and Sales of 300mm Wafers


(Unit : 100 million yen)
Consolidated net sales
Sales of 300mm wafers
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,205
3,193
44.8% Growth
63.1% Growth
2006/1
2007/1

Breakdown of Consolidated Net Sales by Region


(Unit : 100 million yen)
Japan
Asia
North America
Europe and Others
3,500
3,000
2,500
2,000
1,500
1,000
500
0
8.3%
29.3%
19.8%
42.6%
8.9%
33.0%
16.4%
41.7%
2006/1
2007/1

Overseas Sales

Overseas sales increased 47.1% to ¥186,091 million and rose from 57.4% to 58.3% of total sales of ¥319,386 million. This growth is a reflection of the ongoing expansion of the SUMCO Group's global operations.

Sales were higher in all overseas regions. Sales in North America increased 19.8% to ¥52,335 million, sales in Asia (except Japan) increased 63.2% to ¥105,470 million, and sales in Europe and others increased 55.2% to ¥28,286 million. Most significant was the large increase in sales in Asia (except Japan) in terms of the amount and year-on-year growth rate. Much of this growth occurred in Taiwan and South Korea, where the production of semiconductor devices is climbing rapidly. As a result, sales in Asia (except Japan) rose to account for 33.0% of total consolidated sales.

The SUMCO Group plans to continue conducting aggressive sales activities in Asia (except Japan), a region that is likely to become even more important as a supplier of semiconductor devices to users worldwide.

Activities in Other Business Sectors

1) Silicon wafers for use in solar energy cells

Demand for solar power generation is growing quickly as this technology attracts interest as a way to deal with environmental issues and the need for renewable energy sources. SUMCO Solar manufactures silicon wafers used to fabricate solar cells. In the past fiscal year, this company doubled its production of these wafers from the prior fiscal year. This company plans to continue making substantial investments to raise capacity as warranted by growth of the solar cell market.

2) High-purity quartz crucibles

SUMCO Group member Japan Super Quartz is the world's largest manufacturer of high-purity quartz crucibles. These crucibles are used to collect molten silicon that is produced when pulling monocrystalline silicon ingots. This company is making big investments in R&D and production facilities to meet demand generated by rising orders for silicon wafers, and the need for wafers of even higher quality. In addition to selling crucibles for use by the SUMCO Group, Japan Super Quartz is developing ties with customers outside the Group in order to accelerate earnings growth.

Research and Development

Overview of Our R&D Activities

Because of rapid technological change and intense competition among silicon wafer manufacturers, research and development activities are a crucial factor in determining our future competitiveness. We maintain a close working relationship with our customers in research and development to develop new products and refine existing products on a continual basis to meet our customers' technological requirements. Areas in which we conduct research and development activities include the following:

- 300mm wafer manufacturing processes
- high-precision 200mm wafers
- process technologies for quality improvements and cost reduction related to existing products
- other advanced silicon wafers

We conduct our research and development activities mainly at our Saga and Imari facilities. We also collaborate with our customers, as well as third-party companies and universities with expertise and resources in specific areas. Examples of results from recent research and development activities include the following:

Specific Areas

Specific areas in which we conduct our research and development activities for 300mm wafer manufacturing processes, which we particularly focus on and plan to enhance, include technologies to improve manufacturing efficiency, including manufacturing yields, relating to monocrystalline ingots with high levels of crystalline perfection and technologies to improve the product quality of various types of 300mm wafers, including polished, epitaxial, annealed and thin-film SOI wafers. We also conduct research and development activities to develop quartz crucibles with superior thermal shock resistance and improved surface quality designed for manufacturing ingots for 300mm silicon wafers.

We conduct research and development activities regarding wafers for use in solar energy cells in cooperation with the New Energy and Industrial Technology Development Organization, an administrative agency in Japan responsible for project planning, formation and management of energy-related research and development.

Technology developed	Description
Simultaneous double-sided mirror polishing technology	Advanced polishing technology designed for large-scale production of 300mm and 200mm wafers
SIMOX wafer processing technology	Advanced technology for forming a thin oxide layer near the surface of a polished wafer by implanting oxygen ions into the polished wafer
200mm junction isolated epitaxial wafers	Epitaxial wafers with buried layers designed for specific semiconductor device designs and manufactured using photolithography, ion-implantation and thermal diffusion technology
Bonded Wafer technology for thick-film SOI	Polishing technology to minimize tolerance and surface defects in SOI wafers
200mm wafers for insulated gate bi-polar transistors (IGBT)	Thick epitaxial layer with high resistivity, specifically designed for producing IGBT devices used in gasoline-electric hybrid automobiles


Rapidly Increasing Precision and Diameter
200mm
300mm
Requirements for cost reduction and improved performance by our customers
2005
2007
Design rule
250nm
80nm
65nm
45nm
Desired quality
Technology we have for this
Site flatness
80nm
65nm
Double-sided polishing (DSP)
Particles
Maximum 0.35/cm²
Maximum 0.18/cm²
Delivery line automation
OSF (Crystal defects)
Maximum 0.37/cm²
Maximum 0.27/cm²
Low-defect-crystal growing technology

(Note 1) Quality data from ITRS 2006 UPDATE

Corporate Governance

Fundamental Policy

SUMCO places much importance on responding to expectations of shareholders by increasing corporate value. Another priority is establishing and preserving sound relationships with all stakeholders. With this in mind, we take many actions involving corporate governance. Our main objective is to maintain a high level of transparency and fairness with regard to speedy decision-making and the execution of business operations. As part of this commitment, we disclose necessary information in a timely manner to ensure the transparency of our activities.

Corporate Governance Structure

SUMCO has nine directors, including two outside directors. The directors make decisions concerning management policies, the selection of executive officers and other important matters. The board of directors is responsible for supervising the performance of the directors and the president and other executive officers (there are 18, including individuals who serve as directors and executive officers). The board of directors meets once each month as a rule, but holds extraordinary meetings as required. SUMCO also has a Management Conference that meets twice each month as a rule to examine important subjects related to management. The committee is made up of all executives with the rank of managing executive officer and higher.

SUMCO has adopted the corporate auditor system. The board of corporate auditors has five members, including two full-time corporate auditors and three outside corporate auditors. The auditors perform audits based on a plan formulated by the board. Auditors also attend the meeting of the board of directors and other important meetings and examine business operations and the company's financial condition. These activities allow the auditors to monitor the performance of the directors.

SUMCO has an Internal Auditing Department that is supervised directly by the company president. Responsible solely for performing internal audits, this department checks the efficiency of operations, the status of compliance activities and other aspects of SUMCO's activities. These audits are an important means of upgrading and strengthening internal controls.

Compliance

The SUMCO Charter of Corporate Conduct defines guidelines for behavior to ensure that the activities of directors, executives and employees comply with laws, regulations, the Articles of Incorporation and social standards. We also conduct activities to be certain that everyone understands and observes these guidelines. A chief compliance officer has ultimate responsibility for supervising compliance with the corporate conduct charter. Each general managers of department have to submit regular reports about compliance activities to the chief compliance officer. A hotline has been established for reporting violations of laws, regulations or the Articles of Incorporation as well as suspicious activity. Additionally, the Internal Auditing Department performs periodic audits to verify that activities of all business units and departments are proper.

To provide for the proper execution of business activities throughout SUMCO Group, all subsidiaries have a code of conduct that is similar to the SUMCO Charter of Corporate Conduct. This creates a framework for the ethical and legal behavior of every member of the SUMCO Group.


Corporate Governance Structure
General Meeting of Shareholders
Appointment/Dismissal
Appointment/ Dismissal
Appointment/ Dismissal
Board of Directors (Directors)
Managerial Decision-Making and Supervision
Board of Corporate Auditors
(Corporate Auditors)
Management Conference
Deliberation on Important Issues
Appointment/ Dismissal
Staff for Corporate Auditor
SUMCO Charter of Corporate Conduct
Business Security Committee
Risk Assessnet, Protection and Prevention, Crisis Management
Executive Officers
Execution of Overall Business Activities
Internal Organizations
Execution of Day-to-Day Operations
Internal Auditing Dept.
Internal Audit
Accounting Auditors
Subsidiaries

Environmental Activities

Basic Policy Concerning the Environment

SUMCO has a long-standing commitment to preventing pollution associated with the manufacture of silicon wafers and other products. We regard environmental activities as a core element for all business operations. Demonstrating our commitment is the receipt of ISO 14001 certification at all seven business sites in Japan, and at almost all group companies in other countries.

A number of initiatives have produced concrete improvements. Initiatives include programs to conserve electricity, reduce the use of hazardous substances and cut the amount of industrial waste produced by our operations. Environmental programs are vital to the operations of any company. But we need to take another step by encouraging everyone to help protect the environment at work and at home, based on a common awareness of environmental issues. To accomplish this, we have a continuous environmental training program for our workers to maintain a high level of awareness.

Chemicals

Because chemicals pose a high risk of harming people and the environment, we control the use and storage of chemicals in accordance with all applicable laws and regulations. In addition, we are working on ways to eliminate the use of harmful chemicals, such as by identifying substitutes for PRTR substances. Furthermore, we identify chemicals used in large quantities at each business site and conduct programs aimed at establishing a suitable life cycle for the use of these chemicals, recycling abrasive materials used for polishing, and terminating the use of all chlorinated organic compounds.

Water

Pure water is essential to the manufacture of semiconductor products, particularly silicon wafers. Furthermore, a large volume of chemicals and considerable maintenance expenses are required to make these products. Consequently, lowering the amount of pure water used contributes directly to reductions in energy, resources and operating expenses. To conserve water, we maintain a proper overflow volume in our wafer cleansing machines and reuse pure water for downstream production processes.

Waste materials

We have programs that promote the recycling of waste materials with the goal of lowering the volume of materials sent to landfills. There are programs for paper and other general refuse materials from business activities; sludge and other industrial waste materials; and acidic effluents and other industrial waste that requires special management. We have succeeded in raising our recycling ratio, mainly by recycling more sludge and alkaline and acidic effluents, which account for a large share of our industrial waste. Next, we plan to devise ways to transform waste plastics into a fuel, and expand the sorting and classification of waste materials. These activities will allow us to transform more waste into materials that can be sold, further reducing the volume of waste sent to landfills.

The SUMCO Environmental Policy

1. Philosophy Concerning Environmental Activities

As a manufacturer of high-grade monocrystalline silicon and silicon wafers, SUMCO has established the following action guidelines for the purpose of protecting the environment for future generations. We pledge to conduct voluntary and continuous programs to protect the environment.

2. Environmental Action Guidelines

(1) We will prioritize the following items as we conduct our business activities.
  a. Reduce the volume of waste materials and increase the reuse and recycling of these materials.
  b. We will seek ways to reduce the electricity consumption of manufacturing and associated equipment and conduct other energy conservation programs.
  c. We will seek ways to reduce the utilization of hazardous substances in the course of our business activities.

(2) We will comply with all environmental laws, regulations, ordinances and agreements.

(3) We will exercise care in our normal business activities and prepare for emergencies to prevent polluting the environment and causing problems for the communities that host our business sites.

(4) We will establish environmental objectives and targets and work on achieving these goals within the bounds of our technological and economic resources. Each year, we will review our basic environmental policy with the aim of continuously improving our environmental management system.

Energy Conservation

☐ Electricity (Left scale) ☐ Fuel (Left scale)
● Energy consumption index per sales (Right scale)



(%)
300,000
250,000
200,000
150,000
100,000
50,000
0
100
80
60
40
20
0
'02 '03 '04 '05 '06

Global Warming Countermeasures

☐ CO_2 emissions (Left scale)
● CO_2 emission index per sales (Right scale)



(tons)
(%)
500,000
400,000
300,000
200,000
100,000
0
100
80
60
40
20
0
'02 '03 '04 '05 '06

Reduction of Waste Materials

☐ Total waste materials (Left scale)
● Sent to landfill (Left scale)
● Recycling rate (Right scale)



(tons)
(%)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
100
80
60
40
20
0
'02 '03 '04 '05 '06

Waste Water

☐ Direct releases to rivers, etc. (Left scale)
☐ Sewer system (Left scale)
● Waste water index per sales (Right scale)



(m³)
(%)
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
120
100
80
60
40
20
0
'02 '03 '04 '05 '06

SUMCO Corporation
Highlights

During the fiscal year 2006, ended January 31, 2007, the key events that impacted the results of operation and financial position of SUMCO Group were as follows:

- Ongoing, actions to expand its 300mm wafer manufacturing capacity, and the acquisition of land that will be required for our plans for further expansion of our manufacturing capacity, which have contributed to the development of its infrastructure.
- The acquisition of a majority of shares in Komatsu Electronic Metals Co., Ltd. (Komatsu Electronic Metals) (renamed "SUMCO TECHXIV CORPORATION" in January 2007) through a tender offer.
- The issuance of new shares to procure funds needed to expand its 300mm wafer manufacturing capacity and to finance the acquisition of Komatsu Electronic Metals, which was temporarily funded by a combination of cash on hand and ¥10 billion in issuance of commercial paper.

Overview

SUMCO Group comprises nine subsidiaries in Japan (seven consolidated and two non-consolidated), 14 subsidiaries overseas (12 consolidated and two non-consolidated) and one affiliate (not accounted for using the equity method) in Japan. In addition, SUMCO belongs to the corporate groups of Sumitomo Metal Industries, Ltd. and Mitsubishi Materials Corporation.

SUMCO Group is engaged solely in crystalline silicon business. This business is divided into two categories. The first category is silicon wafers for semiconductors, which mainly represent the manufacture and sale of silicon wafers to manufacturers of semiconductor devices. The second category is other businesses, which primarily include the manufacture and sale of silicon wafers for solar energy cells and of high-purity quartz crucibles for use in the manufacturing process of silicon wafers.

Operating Environment
Favorable Market Conditions Expected to Continue

In the fiscal year 2006, market conditions were favorable in the semiconductor industry, which is closely linked to demand for silicon wafers. One of the reasons for such favorable market conditions was solid demand for PCs and cell phones. Growing demand for digital consumer electronics products like LCD TVs and portable audio players was one of the other reasons. As a result, demand for silicon wafers, mainly 300mm wafers, was strong throughout the fiscal year 2006.

Investments to expand 300mm Wafer manufacturing capacity

In response to continuously strong demand for 300mm wafers, SUMCO Group is making investments to expand its manufacturing capacity of these wafers, which are the primary source of earnings growth. SUMCO Group reinforced the manufacturing capacity at Imari Plant No.4 and acquired certain land nearby for the construction of Imari Plant No.5. At the end of January 2007, its manufacturing capacity of 300mm wafers was 620,000 wafers per month, including the capacity of the consolidated subsidiary, Komatsu Electronic Metals (now SUMCO TECHXIV), which was acquired in October 2006. SUMCO Group plans to continue raising its manufacturing capacity of 300mm wafers in stages with an aim to achieve a monthly capacity of 1.4 million wafers by the end of June 2009.

Acquisition of Komatsu Electronic Metals

SUMCO Corporation acquired 15,402,000 shares, which is 51.0% of the outstanding shares, of Komatsu Electronic Metals (now SUMCO TECHXIV) through a tender offer on October 18, 2006. The Company and SUMCO TECHXIV specialize in silicon wafers. Each of them has a lineup extending from 300mm wafers to smaller specialized wafers and high-precision wafers. In prior years, both companies made substantial investments to expand their own manufacturing capacity and enlarge their product lineups. Following this acquisition, these two companies can pursue numerous synergies by adhering to a strategy for common growth with regard to, inter alia, faster growth in 300mm wafer manufacturing capacity, further enhancing R&D, technologies, manufacturing and sales, and cost reduction in each such area. In addition, this acquisition gives SUMCO Group a more powerful base of operations for accumulating the trustworthiness of customers due to substantial improvements in terms of the product lineup, technologies and customer services.

The consolidated statements of income of SUMCO Group for the year ended January 31, 2007 include the financial statements of two subsidiaries in Japan, including SUMCO TECHXIV, for the four months ended January 31, 2007 and the financial statements of subsidiaries overseas, including FORMOSA SUMCO TECHNOLOGY, for the three months ended December 31, 2006.

Public Offering of Shares

On December 19, 2006, SUMCO Corporation issued 6,850,000 new shares of common stock through a public offering at an issue price of ¥8,515.60 per share. The offering generated net proceeds of ¥58,332 million.

On January 15, 2007, the Company issued 650,000 new shares of common stock to Mitsubishi UFJ Securities Co., Ltd. through third-party allotment at an issue price of ¥8,515.60 per share. This offering generated net proceeds of ¥5,535 million.

Sales

Net sales increased by ¥98,859 million, or 44.8% from ¥220,527 million in the previous fiscal year, to ¥319,386 million. Sales growth was mainly attributable to the increase in sales of 300mm wafers, SUMCO's core product, due to increasing demand for PCs, cell phones, digital consumer electronics and other products that use semiconductors. The addition of Komatsu Electronic Metals (now SUMCO TECHXIV) and its subsidiaries as consolidated subsidiaries in October 2006 was another reason for the increase in net sales.

Cost of sales and SG&A expenses

The ratio of cost of sales to net sales declined by 6.9 percentage points over the previous fiscal year to 64.0% in the fiscal year 2006. This improvement was attributable to higher production volumes associated with sales growth along with ongoing progress in cost-cutting measures such as boosting production yields and productivity. The ratio of SG&A expenses to net sales declined to 9.6%.

Operating profit

Due to the above factors, operating profit increased by ¥40,049 million, or 90.3%, over the previous fiscal year from ¥44,341 million to ¥84,390 million.

Other income (expenses)

Other expenses (net) declined by ¥748 million over the previous fiscal year to ¥8,554 million. The decline was due mainly to the absence of loss incurred in connection with the business restructuring related to SUMCO Oregon Corporation (SOR) in the

previous fiscal year, although the offset in loss on sales and disposals of fixed assets increased.
SOR, which has had no practical operation since 2005, was liquidated in October 2006.

Income taxes

Income taxes declined by ¥13,764 million over the previous fiscal year, to ¥685 million, though income before income taxes and minority interests was significantly increased. SUMCO Corporation wrote down the investment in SUMCO USA Corporation (SUSA), our intermediate holding subsidiary for our U.S. operations in the past, which arose a temporary difference, due to such write-down costs not being eligible for deduction for income tax purposes, and the Company did not recognize deferred tax assets, related to the write-down, due to uncertainty regarding when the Company would be able to utilize the deferred tax assets.

The Company deducted such write-down costs under the tax return due to the liquidation of SUSA in January 2007, therefore the Company had tax loss carryforwards under the tax return and recognized the deferred tax assets for its tax loss carryforward.

The total favorable impact of the above was ¥29,749 million.

Net income

As a result of these factors, net income was ¥72,051 million (22.6% margin to net sales), compared with ¥20,486 million in the previous fiscal year (9.3% margin).

Current assets

Current assets totaled ¥216,598 million, showing an increase of ¥89,826 million compared with the previous fiscal year.

The consolidation of Komatsu Electronic Metals (now SUMCO TECHXIV) and its subsidiaries contributed ¥47,430 million of this increase. Another major contributor was a ¥19,433 million increase in notes and accounts receivable, trade, due to the growth in sales.

Property, plant and equipment and investments and other assets

Property, plant and equipment and investments and other assets totaled ¥362,256 million, showing an increase of ¥137,094 million compared with the previous fiscal year.

The consolidation of Komatsu Electronic Metals (now SUMCO TECHXIV) and its subsidiaries contributed ¥79,246 million of this increase. In addition, net property, plant and equipment increased ¥40,734 million, due mainly to investment to expand the 300mm wafer manufacturing capacity.

Current liabilities

Current liabilities totaled ¥179,060 million, an increase of ¥65,335 million compared with the previous fiscal year.

The consolidation of Komatsu Electronic Metals (now SUMCO TECHXIV) and its subsidiaries contributed ¥52,560 million of this increase. In addition, notes and account payable, construction and other, increased ¥19,023 million due mainly to the growth in capital expenditures.

Long-term liabilities

Long-term liabilities totaled ¥72,476 million, a decrease of ¥3,883 million compared with the previous fiscal year.

The consolidation of Komatsu Electronic Metals (now SUMCO TECHXIV) and its subsidiaries contributed ¥24,815 million to long-term liabilities. Offsetting this increase was a decline of ¥29,133 million in long-term debt.

Equity

Equity totaled ¥327,318 million, an increase of ¥165,638 million compared with the previous fiscal year. Capital stock and capital surplus increased ¥63,867 million as a result of the public offering and third-party allotment, retained earnings increased ¥66,629 million, and minority interests increased ¥34,856 million.

Capital Expenditure

Capital expenditure of SUMCO Group totaled ¥88,145 million in the fiscal year 2006. SUMCO Corporation invested ¥74,440 million to expand its 300mm wafer manufacturing facilities and to improve the upgrading of 200mm wafers for higher precision and higher quality.

Cash Flow

Cash and cash equivalents at the end of the fiscal year 2006 increased ¥6,853 million over the end of the previous fiscal year to ¥37,005 million. This was attributable to consolidated net cash flow of ¥83,165 million provided by operating activities, and net cash of ¥24,841 million provided by financing activities, which were largely offset by the net cash of ¥101,455 million used in investing activities.

Net cash provided by operating activities was ¥83,165 million, an increase of ¥20,270 million from the previous fiscal year. This was due mainly to an increase of income before income taxes and minority interests offset in part by an increase in notes and accounts receivable, trade, and an increase in income taxes paid.

Net cash used in investing activities was ¥101,455 million, an increase of ¥48,755 million from the previous fiscal year. This was due mainly to an increase in payments for purchases of fixed assets, which in turn was due mainly to increased purchases related to the expansion of our 300mm wafer manufacturing capacity and in a payment for acquisition of shares in Komatsu Electronic Metals (now SUMCO TECHXIV).

Net cash provided by financing activities was ¥24,841 million, an increase of ¥19,006 million from the previous fiscal year. This was due mainly to an decrease in repayment of short-term bank loans, net.

Business Risks

The following is a list of items that SUMCO Group believes currently existing potential risks concerning management of SUMCO Group and its engagement in on the business operations. SUMCO Group is taking measures to prevent these risks to be realized and to respond as required in the event that a problem occurs. All of these risk factors may have a significant effect on SUMCO Group's business and operating results.

(1) Inclusion of SUMCO TECHXIV in SUMCO Group

On October 18, 2006, SUMCO completed a tender offer to acquire 51% of the outstanding shares of Komatsu Electronic Metals (now SUMCO TECHXIV). SUMCO Group foresees numerous benefits from the integration of the operation of these two silicon wafer specialized manufacturers. One of such benefit is the potential to capture significant synergies enhancing R&D, technology, manufacturing and sales, and cost reductions in each such area. Another is the potential to greatly improve the product lineup, technologies and customer services. SUMCO plans to use these benefits to establish an even more powerful base of operations. However, there may be problems involving the integration of the two companies' operations. These problems may be associated with the expected integration concerning raw material procurement, manufacturing, sales, logistics, information systems, personnel, accounting and many other aspects of operations. If

SUMCO Group is unable to conduct the integration properly, the expected benefits of the business integration with SUMCO TECHXIV may not be achieved. In addition, if the integration may require substantial expenses which SUMCO Group may not currently expect, there may be a significant effect on SUMCO Group's operating results.

(2) Operating environment

The silicon wafers that SUMCO Group manufactures and sells are used to produce a variety of semiconductor devices. As a result, its business is vulnerable to a number of factors related to the semiconductor industry and associated industries. Among these factors are the cyclical nature of the semiconductor industry (the so-called silicon cycle); the rapid technological progress in the semiconductor and associated industries; the tendency for products to become obsolete quickly; rapid shifts in product lineups; declines in product prices; the reliance on a limited number of customers for a large percentage of sales; volatility in the volume of orders from such customers; changes in SUMCO Group's competitive edge due to shifts in the competitive positions of peer companies; large fluctuations in demand from customers ; and other factors.

All of these factors may have a significant effect on SUMCO Group's operating results. In particular, the silicon cycle may have a major impact on the future operating results of the Group. Moreover, SUMCO Group was formed by combining the silicon wafer operations of the Sumitomo Metals group and the Mitsubishi Materials group. These two companies remain major shareholders of SUMCO Group. Any change in the relationship between SUMCO Group and these two companies may have a significant effect on SUMCO Group's operating results.

(3) SUMCO Group products

The prices of semiconductors show decline in general after their release in the market due to growth in sales volumes. SUMCO Group from time to time establishes business plans that incorporate measures to offset expected declines in the prices of its products, such as by expanding its manufacturing capacity to increase sales volumes and by improving manufacturing processes to raise production yields. However, if a price declines significantly more than expected due to a sudden shift in market conditions for a product or other event, then the SUMCO Group's operating results may have a significant effect.

In addition to the above factors, there may be problems involving product quality. In particular, a product offered to a customer may not meet the required specifications or be incompatible with the customer's own products. A problem of this nature may result in a major complaint and give rise to claims for damages concerning product quality. There may also be problems involving the inability to improve productivity. For example, earnings may be reduced if SUMCO Group is unable to consistently increase manufacturing efficiency by improving manufacturing processes to boost production yields. There is also a risk of an interruption or significant delay in manufacturing processes due to an accident involving manufacturing equipment or other cause. Such events could reduce the manufacturing capabilities of the entire SUMCO Group and make it difficult to supply customers with certain products. These events may have a significant effect on SUMCO Group's operating results.

Further, SUMCO Solar, a consolidated subsidiary of SUMCO Group, manufactures silicon wafers for use in solar energy cells. Demand for these cells is increasing rapidly because of the growing public interest in protecting the environment and demand for sustainable energy sources. SUMCO Group plans to increase its manufacturing capacity for these wafers. However, there is no assurance that the Group can increase sales of these wafers as planned due to a shortage of polysilicon, a key raw material, and other factors. Just as with silicon wafers for semiconductors, these events may have a significant effect on SUMCO Group's operating results.

(4) Ability to procure raw materials and key manufacturing equipment and price fluctuations

SUMCO Group has long-term supply contracts with major suppliers of polysilicon, including affiliated companies of its major shareholders, in an effort to ensure a reliable supply of raw materials for its business operations, including the planned increase in its 300mm wafer manufacturing capacity. However, demand for polysilicon may significantly exceed the volume of this material that manufacturers can supply. This situation could not only raise prices, but also prevent manufacturers from providing their customers with a consistent supply of polysilicon. In addition, the key manufacturing equipment used by SUMCO includes specialized machinery, like the double-sided mirror polishing machine developed jointly with a subsidiary of Sumitomo Metals. Consequently, SUMCO may not be able to find an alternative supplier for such equipment. Any problems in the timely procurement of these raw materials and manufacturing equipment may have a significant effect on SUMCO Group's operating results and financial condition.

(5) Future capital expenditures

SUMCO Group has allocated a substantial volume of its resources in order to expand the 300mm wafer business, which is the core business of SUMCO Group. While giving careful consideration to the upcoming growth in demand, the Group plans to continue making large and concentrated investments in manufacturing facilities with the aim of increasing the production volume of 300mm wafers and sustaining rapid growth of the Group. However, uncertainties that are inherent in the economy in general and in the semiconductor industry make it difficult to predict future market trends. If demand for 300mm wafers does not increase in line with the projections assumed for the above capital expenditures, capital expenditures cannot keep up with growth in demand for wafers, or there are delays in installing manufacturing equipment, there may be a significant effect on SUMCO Group's operating results.

(6) Technology and R&D

The semiconductor industry is characterized by rapid advances in technology. Progress takes the form of higher circuit densities, finer lines, new applications for semiconductors, greater precision, and higher manufacturing efficiency. Customers have a broad range of technological demands with regard to silicon wafers supplied by SUMCO Group. Furthermore, customers are constantly demanding even better specifications. For the purpose of increasing its market share, SUMCO Group is conducting R&D activities with an emphasis on technologies for 300mm wafers, a product category where demand is expected to continue growing, and on technologies for producing value-added products, such as thin-film SOI (silicon-on-insulator) wafers.

However, there is no assurance that customers will accept all technologies developed by SUMCO Group. Furthermore, R&D activities may not produce the expected benefits due to difficulties in responding to technological advances in the semiconductor industry, the Group's inability to comply with customers' demands, or other problems. These events may have a significant effect on SUMCO Group's business and operating results.

SUMCO Group Network



• Sales offices • Plants • Offices • Main Subsidiaries • SUMCO TECHXIV CORPORATION
Taiwan
Taiwan
(FORMOSA SUMCO TECHNOLOGY CORPORATION)
Belgium
UK
France
Singapore
Indonesia
China
Korea
Albuquerque
Cincinnati
Phoenix
San Jose
Osaka
Amagasaki
Ikuno
Fukuoka
Imari
Nagasaki
(SUMCO TECHXIV CORPORATION)
Saga
Chitose
Akita
(Japan Super Quartz Corporation)
Yonezawa
Noda
(SUMCO Technology Corporation)
TokyoHead Office
Wakayama
(SUMCO Solar Corporation)
Miyazaki
(SUMCO TECHXIV CORPORATION)

Major Production Facilities

		Silicon Wafers									Polycrystalline Silicon Wafers for Use in Solar Energy Cells	High-purity Quartz Crucibles
		300mm			200mm			Under 150mm				
		Single Crystal	Polished Wafer	Epitaxial Wafer	Single Crystal	Polished Wafer	Epitaxial Wafer	Single Crystal	Polished Wafer	Epitaxial Wafer		
Japan	Kyushu Plant (Imari)	O*	O	O		O	O		O			
	Kyushu Plant (Saga)	O			O		O	O	O	O		
	Kansai Plant (Ikuno)				O	O		O				
	Kansai Plant (Amagasaki)				O			O				
	Yonezawa Plant	O						O	O			
	Chitose Plant						O			O		
	SUMCO Solar Corporation (Wakayama)										O	
	Japan Super Quartz Corporation (Akita)											O
	SUMCO TECHXIV CORPORATION (Nagasaki)	O	O	O	O	O	O	O		O		
	SUMCO TECHXIV CORPORATION (Miyazaki)		O			O		O	O			
Overseas	Cincinnati				O		O	O	O	O		
	Albuquerque						O					
	Phoenix				O	O						
	Indonesia								O			
	France									O		
	FORMOSA SUMCO TECHNOLOGY CORPORATION	O	O	O	O	O						

*Under construction

An Interview with the President

Q1

The SUMCO Group continues to grow steadily. What is your outlook for the silicon wafer market and what are your plans for the Group's lineup of products?

For many years, PCs and cell phones were the primary sources of growth in demand for semiconductor devices. Now, demand is also fueled by the popularity of LCD TVs, portable audio players and other digital consumer electronics. In addition, the number of automotive devices that use semiconductors is increasing quickly. We expect that this growth in the use of digital technology will continue to accelerate on a global scale. Illustrating this trend is the 8.9% expansion in 2006 of the global semiconductor device market. About the same growth rate is expected in 2007. That means worldwide semiconductor device sales are virtually certain to top ¥30 trillion this year.

Naturally, demand for silicon wafers is climbing in line with this steady growth in the semiconductor device market. One result is a tight supply of the advanced 300mm wafers required to support growth in output of memory devices like DRAMs and NAND flash memories. Supply will probably remain tight for foreseeable future, even as we increase output. Silicon wafers are no longer viewed as simply a basic material. Today, manufacturers regard wafers as materials with value-added properties that have a great bearing on the quality and performance of semiconductor devices. As a result, wafer properties are certain to become even more critical to the production of the semiconductor devices needed for further technological and social progress.

SUMCO is well aware of these trends. As one of the world's leading suppliers of silicon wafers, we have consistently supplied customers worldwide with a diverse selection of quality 300mm wafers and smaller diameter wafers. Now that SUMCO TECHXIV has joined our group, we have an even larger product lineup. In fact, we believe that we have the capability to supply wafers for almost any imaginable customer requirement. Furthermore, most of the world's major semiconductor device manufacturers use our wafers. I think these accomplishments demonstrate that the SUMCO Group is undeniably the world's best supplier of silicon wafers.

Generally speaking, we produce two categories of wafers. Our primary product is silicon wafers for use in manufacturing of semiconductor devices. We are now concentrating on 300mm wafers as our strategic product. We have moved up plans to build production facilities due to the current tight supply of these wafers. But even these investments are unlikely to close the gap between 300mm wafer supply and demand.

As orders for 300mm wafers climb rapidly, we are seeing a relative decline in demand for 200mm wafers. However, these wafers are still the largest component of the wafer market, because demand remains solid. We expect that demand for 200mm wafers will stay high for a fairly long time. As the world's leading supplier of these wafers, we will fulfill our responsibility to meet the orders of our customers and to respond to their diverse needs.

The second category of silicon wafer is used in solar energy cells. This sustainable energy source is attracting much attention as a means of slowing global warming. Our wafers for use in solar energy cells account for only a few percent of total sales. But this is a highly promising business because the market is growing at an annual rate of about 30%. Therefore, I plan to use our resources as needed to support the growth of our silicon wafers for use in solar energy cells business.

To summarize, in our business in silicon wafers used in manufacturing of semiconductor devices, we are leveraging our strengths as a comprehensive supplier. We position advanced 300mm wafers as our core business, but also supply a full line of 200mm and smaller wafers, too. We are also manufacture silicon wafers for use in solar energy cells business, which is expanding at a rapid pace. Our objective is to maximize the benefits of our position as a silicon wafer specialist. This policy of devoting our resources exclusively to silicon wafers gives us a big advantage in the semiconductor industry, where highly sophisticated skills involving technologies and new products are critical to success.



(7) Intellectual property

SUMCO Group is aware that accumulating patents and other forms of intellectual property is vital to its ability to compete with other silicon wafer manufacturers. The Group holds a large number of patents in Japan and other countries, and has many patent applications pending. In addition, the Group holds fundamental patents concerning the manufacture of crystals grown from a larger charge size and low defect crystals, high-precision double-sided polishing, and other items. The Group is also working on applying for patents involving technologies and peripheral technologies associated with existing patents.

However, there is no assurance that patents held by SUMCO Group will be sufficient to protect all of the Group's intellectual property. Furthermore, the Group may infringe on the intellectual property rights of a third party if this party already holds a patent of which the Group is not aware. If such an infringement occurs, SUMCO Group may become a defendant in litigation seeking an injunction to cease its operations, damages or other actions. These events may have a significant effect on SUMCO Group's business and operating results.

SUMCO Group has been the defendant in a U.S. lawsuit commenced by a competitor with an allegation of patent infringement. Although the Group was held non-infringement of this charge in the initial verdict, the litigation is still proceeding because the U.S. competitor has made an appeal. Although this litigation poses no problems for the Group's business activities at this time, there may be a significant effect on SUMCO Group's business and operating results depending on the final outcome.

(8) Overseas operations

SUMCO Group sells silicon wafers to major semiconductor manufacturers worldwide and has manufacturing and sales operations in the United States, Asia and Europe, in addition to Japan. The Group's business is therefore subject to risks involved in international business, including, without limitation, the following:

- negative economic and political developments
- changes in local labor conditions
- transportation delays
- restriction on currency convertibility
- changes in laws and policies affecting trade and investment
- governmental regulations applicable to manufacturing operations
- varying standards and practices affecting trade and investment
- power and other utility shutdown and shortage
- wars and acts of terrorism
- epidemics or outbreaks

(9) Environmental regulations

SUMCO Group must comply with laws and regulations in Japan and other companies concerning the environment, particularly with regard to regulations applicable to each manufacturing base. Laws and regulations cover air emissions; effluents; the use and handling of harmful substances; the disposal of industrial waste materials; investigations of soil and groundwater pollution and remediation as needed; and many other items. The Group may be legally responsible for certain expenses, the payment of damages or be required to take other actions. Furthermore, in recent years, governments are becoming tightening their environmental laws and regulations. The Group may become subject to new environmental laws and regulations in Japan and other countries. In this case, SUMCO Group may incur additional expenses for complying with these laws and regulations. Any of these events may have a significant effect on SUMCO Group's business and operating results.

(10) Natural disasters and accidents

Manufacturing bases of SUMCO Group are vulnerable to natural disasters like earthquakes, typhoons, tsunamis and volcanic activities as well as to accidents, fires, acts of terrorism and other crises. Any of these events could interrupt manufacturing activities, damage equipment, disrupt access to water and electricity, and cause other problems that could have a significant effect on SUMCO Group's business and operating results.

The Group's 300mm wafer processing facilities are concentrated in the Imari area in order to aim for higher operating efficiency. If the Group's Imari manufacturing facilities are damaged by a natural disaster, accident, fire or other event, there may be an enormous impact on the Group's ability to manufacture and sell 300mm wafers. Such an event may have a significant effect on SUMCO Group's business and operating results.

(11) Acquisitions of other companies

When considering the acquisition of another company, SUMCO attempts to minimize risks by performing due diligence concerning the financial condition and other aspects of the relevant company under consideration. However, such acquisitions may have a negative effect on operating results due to unexpected changes in market conditions or other developments.

(12) Operating results and financial position

The management of SUMCO Group believes that the realignment of the Group's businesses has been largely completed. However, the Group may encounter various situations in the future, such as a significant change in the operating environment that requires another restructuring program. If this occurs, there may be an effect on SUMCO Group's operating results and financial position.

In addition, there may be an effect on SUMCO Group's operating results and financial condition if any of the following events occurs due to a change in market conditions or other developments.

- A demand for funds that is greater than the Group had anticipated due to a shift in the operating environment or other event
- The inability to procure funds at the desired time or under the desired terms or the inability to generate earnings as expected, due to a change in market interest rates, market conditions or other factors
- A significant impact on the Group's operating results associated with liabilities for retirement benefits due to a decline in the market value of pension fund assets, a decline in the return on these assets, or a revision in the assumptions used to calculate liabilities for retirement benefits.

SUMCO CORPORATION and Consolidated Subsidiaries
Years ended January 31, 2006 and 2007

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Assets			
Current assets:			
Cash and time deposits (Note 3)	¥ 31,152	¥ 38,005	$ 312,207
Notes and accounts receivable:			
Trade (Note 6)	51,283	91,951	755,368
Other	320	4,856	39,892
	51,603	96,807	795,260
Allowance for doubtful accounts	(21)	(84)	(690)
	51,582	96,723	794,570
Inventories (Note 5)	40,016	65,382	537,107
Deferred income tax assets (Note 9)	2,841	11,957	98,226
Prepaid expenses and other current assets	1,181	4,531	37,221
Total current assets	126,772	216,598	1,779,331
Property, plant and equipment:			
Land (Notes 2(f) and 6)	15,661	20,938	172,004
Buildings and structures (Note 6)	104,215	146,844	1,206,309
Machinery and equipment (Note 6)	385,993	594,994	4,887,817
Construction in progress	10,195	35,835	294,381
Total	516,064	798,611	6,560,511
Accumulated depreciation	(321,916)	(491,900)	(4,040,910)
Net property, plant and equipment	194,148	306,711	2,519,601
Investments and other assets:			
Investment securities (Notes 4 and 6)	336	2,290	18,812
Investments in unconsolidated subsidiaries and affiliates	88	122	1,002
Consolidation goodwill	15,022	32,992	271,026
Software	5,157	5,277	43,350
Deferred income tax assets (Note 9)	7,443	10,015	82,272
Other assets	2,968	4,853	39,868
Allowance for doubtful accounts		(4)	(33)
Total investments and other assets	31,014	55,545	456,297
Total assets	¥ 351,934	¥ 578,854	$ 4,755,229

See Notes to Consolidated Financial Statements.

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Liabilities and Equity			
Current liabilities:			
Short-term bank loans (Note 6)	¥ 29,834	¥ 48,968	$ 402,267
Current portion of long-term debt (Note 6)	34,427	33,566	275,741
Notes and accounts payable:			
Trade	16,609	34,808	285,944
Construction and other	15,680	43,093	354,005
	32,289	77,901	639,949
Accrued income taxes	9,733	5,849	48,049
Other current liabilities	7,442	12,776	104,954
Total current liabilities	113,725	179,060	1,470,960
Long-term liabilities:			
Long-term debt (Note 6)	62,999	53,716	441,272
Liability for retirement benefits (Note 7)	9,798	15,428	126,740
Deferred income tax liabilities (Note 9)	478	334	2,744
Deferred income tax liabilities on revaluation reserve for land (Notes 2(f) and 9)	1,785	1,785	14,664
Other long-term liabilities	1,299	1,213	9,964
Total long-term liabilities	76,359	72,476	595,384
Minority interests (Note 2(j))	170		
Commitments and contingent liabilities (Notes 12, 13 and 15)			
Equity (Notes 2(j), 8 and 17):			
Capital stock	82,174	114,107	937,377
Common stock			
Authorized – 402,000,000 shares in 2006 and 2007			
Issued – 119,700,000 shares in 2006 and 127,200,000 shares in 2007			
Capital surplus	46,377	78,310	643,309
Retained earnings	32,486	99,115	814,220
Net unrealized gain on available-for-sale securities	47	49	403
Deferred loss on derivatives under hedge accounting		(103)	(846)
Revaluation reserve for land (Note 2(f))	2,253	2,253	18,508
Foreign currency translation adjustments	(1,657)	(1,438)	(11,813)
Treasury stock– 8 shares in 2006 and 121 shares in 2007	(0)	(1)	(8)
Total	161,680	292,292	2,401,150
Minority interests		35,026	287,735
Total equity	161,680	327,318	2,688,885
Total liabilities and equity	¥ 351,934	¥ 578,854	$ 4,755,229

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

SUMCO CORPORATION and Consolidated Subsidiaries
Years ended January 31, 2006 and 2007

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Net sales (Note 16)	¥ 220,527	¥ 319,386	$ 2,623,725
Cost of sales	156,415	204,270	1,678,058
Gross profit	64,112	115,116	945,667
Selling, general and administrative expenses (Note 10)	19,771	30,726	252,411
Operating profit	44,341	84,390	693,256
Other income (expenses):			
Interest and dividend income	87	210	1,725
Interest expense	(3,485)	(3,148)	(25,861)
Gain on sales of fixed assets	290	90	739
Loss on sales and disposals of fixed assets	(1,223)	(2,270)	(18,648)
Loss incurred with business restructuring (Note 11)	(1,515)		
Foreign exchange loss	(1,906)	(1,302)	(10,696)
Other, net	(1,550)	(2,134)	(17,530)
Other expenses, net	(9,302)	(8,554)	(70,271)
Income before income taxes and minority interests	35,039	75,836	622,985
Income taxes (Note 9):			
Current	9,741	5,082	41,748
Deferred	4,708	(4,397)	(36,121)
Total	14,449	685	5,627
Minority interests	104	3,100	25,466
Net income	¥ 20,486	¥ 72,051	$ 591,892

	2006	2007	2007
	(yen)		(U.S. dollars (Note 1))
Per share of common stock (Notes 2(r) and 17):			
Basic net income	¥ 195.61	¥ 597.66	$ 4.91
Cash dividends applicable to the year	20.00	50.00	0.41

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

SUMCO CORPORATION and Consolidated Subsidiaries
Years ended January 31, 2006 and 2007

	2006	2007
	(Number of Shares)	
Common stock:		
At beginning of year	67,000	119,700,000
Stock split of common stock (Note 8)	100,433,000	
Issuance of common stock (Note 8)	19,200,000	7,500,000
At end of year	119,700,000	127,200,000

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Capital stock:			
Balance at beginning of year	¥ 58,500	¥ 82,174	$ 675,051
Issuance of common stock (Note 8)	23,674	31,933	262,326
Balance at end of year	¥ 82,174	¥ 114,107	$ 937,377
Capital surplus:			
Balance at beginning of year	¥ 9,859	¥ 46,377	$ 380,983
Issuance of common stock (Note 8)	36,518	31,933	262,326
Balance at end of year	¥ 46,377	¥ 78,310	$ 643,309
Retained earnings:			
Balance at beginning of year	¥ 12,000	¥ 32,486	$ 266,869
Net income	20,486	72,051	591,892
Cash dividends paid		(5,386)	(44,245)
Bonuses to directors		(36)	(296)
Balance at end of year	¥ 32,486	¥ 99,115	$ 814,220
Net unrealized gain on available-for-sale securities:			
Balance at beginning of year	¥ 23	¥ 47	$ 386
Net change	24	2	17
Balance at end of year	¥ 47	¥ 49	$ 403
Deferred loss on derivatives under hedge accounting:			
Balance at beginning of year			
Net change (Note 2(j))		¥ (103)	$ (846)
Balance at end of year		¥ (103)	$ (846)
Revaluation reserve for land:			
Balance at beginning of year	¥ 2,253	¥ 2,253	$ 18,508
Increase, net			
Balance at end of year	¥ 2,253	¥ 2,253	$ 18,508
Foreign currency translation adjustments:			
Balance at beginning of year	¥ (2,277)	¥ (1,657)	$ (13,612)
Net change	620	219	1,799
Balance at end of year	¥ (1,657)	¥ (1,438)	$ (11,813)
Treasury stock:			
Balance at beginning of year		¥ (0)	$ (0)
Increase, net	¥ (0)	(1)	(8)
Balance at end of year	¥ (0)	¥ (1)	$ (8)
Minority interests:			
Balance at beginning of year		¥ 170	1,397
Increase, net (Note 2(j))		34,856	$ 286,338
Balance at end of year		¥ 35,026	$ 287,735
Total	¥ 161,680	¥ 327,318	$ 2,688,885

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

SUMCO CORPORATION and Consolidated Subsidiaries
Years ended January 31, 2006 and 2007

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Operating activities:			
Income before income taxes and minority interests	¥ 35,039	¥ 75,836	$ 622,985
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	35,251	44,151	362,696
Amortization of consolidation goodwill	938	1,368	11,238
Increase in allowance for doubtful accounts	0	3	25
Increase in liabilities for retirement benefits	1,059	658	5,405
Interest and dividend income	(87)	(210)	(1,725)
Interest expense	3,485	3,148	25,861
Net loss on sales and disposal of fixed assets	827	2,180	17,908
Increase in notes and accounts receivable, trade	(7,575)	(19,307)	(158,605)
Increase in inventories	(1,306)	(8,636)	(70,944)
Decrease (increase) in other current assets	2,128	(6,349)	(52,156)
Increase (decrease) in notes and accounts payable, trade	(1,530)	2,614	21,474
Increase in other current liabilities	526	3,781	31,061
Other, net	(1,091)	(1,352)	(11,107)
Subtotal	67,664	97,885	804,116
Interest and dividend received	85	211	1,733
Interest paid	(3,557)	(3,187)	(26,181)
Income taxes paid	(1,297)	(11,744)	(96,476)
Net cash provided by operating activities	62,895	83,165	683,192
Investing activities:			
Payments for purchases of fixed assets	(53,615)	(72,217)	(593,256)
Proceeds from sales of fixed assets	1,119	2,544	20,899
A payment for purchase of newly consolidated subsidiary's shares		(35,894)	(294,866)
Proceeds from sales of investment securities	86	214	1,758
Proceeds from sales of consolidated subsidiary's shares		209	1,717
Other, net		3,689	30,305
Net cash used in investing activities	(52,700)	(101,455)	(833,443)
Financing activities:			
Decrease in short-term bank loans, net	(18,740)	(3,222)	(26,469)
Proceeds from long-term debt	1,000	4,764	39,136
Repayments of long-term debt	(36,617)	(34,939)	(287,020)
Proceeds from issuance of common stock (Note 8)	60,192	63,867	524,661
Payments for purchase of treasury stock	(0)	(1)	(8)
Dividends paid		(5,386)	(44,246)
Dividends paid to minority shareholders		(242)	(1,988)
Net cash provided by financing activities	5,835	24,841	204,066
Foreign currency translation adjustments on cash and cash equivalents	120	302	2,481
Net increase in cash and cash equivalents	16,150	6,853	56,296
Cash and cash equivalents at beginning of year	14,002	30,152	247,696
Cash and cash equivalents at end of year (Note 3)	¥ 30,152	¥ 37,005	$ 303,992

See Notes to Consolidated Financial Statements.

SUMCO CORPORATION and Consolidated Subsidiaries
Years ended January 31, 2006 and 2007

01 Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of SUMCO CORPORATION (the "Company") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements from accounting principles generally accepted in the United States of America.

The accounts of foreign subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

On December 27, 2005, the Accounting Standards Board of Japan (ASBJ) published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The statement of shareholders' equity, which was previously voluntarily prepared in line with international accounting practices, is now required under generally accepted accounting principles in Japan and has been renamed "the statement of changes in equity" from the current fiscal year.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2006 financial statements to conform to the classifications used in 2007.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥121.73 to $1, the rate of exchange at January 31, 2007. Such translation should not be construed as a representation that the Japanese yen amounts have been, could have been, or could in the future be converted into U.S. dollars at that or any other rate.

02 Summary of significant accounting policies

(a) Consolidation

The consolidated financial statements as of January 31, 2007 include the accounts of the Company and its 19 (17 in 2006) significant subsidiaries (together, the "Group").

On October 18, 2006, the Company acquired 51.0% of outstanding shares of Komatsu Electronic Metals Co., Ltd. (now SUMCO TECHXIV CORPORATION). As a result, the Komatsu Electronic Metals Co., Ltd. and its consolidated subsidiaries became consolidated subsidiaries of the Company.

SUMCO Oregon Corporation (SOR), which has had no practical operations since 2005, was liquidated in October, 2006. Due to the liquidation of SOR, SUMCO USA Corporation (SUSA), the holding company in the U.S., would have only a direct subsidiary, which meant there would no longer be a reason for its existence. As a result SUSA was also liquidated in January, 2007.

Under the control concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated.

Investments in unconsolidated subsidiaries and affiliates are stated at cost, except that appropriate write-downs are recorded for investments in companies which have incurred substantial losses deemed to be of a permanent nature. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The excess of the cost of an acquisition over the fair value of the identifiable net assets of the acquired subsidiary at the date of acquisition ("consolidation goodwill") is amortized over 15 to 20 years on a straight-line basis.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

(b) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and certificate of deposits, all of which mature within three months of the date of acquisition.

(c) Inventories

Inventories are stated principally at cost, determined by the average method.

(d) Investment securities

Investment securities are all classified as available-for-sale.

Such securities with available fair values are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Available-for-sale securities with no available fair values are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost.

Depreciation of property, plant and equipment, except buildings, is computed principally by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is principally applied to buildings. The useful lives are principally 31 years for buildings and structures and 7 years for machinery and equipment.

(f) Land revaluation

Under the "Law of Land Revaluation", the predecessor company, which was merged into the Company on February 1, 2002, elected a one-time revaluation of its own-use land to a value based on real estate appraisal information as of March 31, 2000. The revaluation reserve for land represents unrealized appreciation of land and is stated, net of income taxes, as a component of equity without any effect on the income. Subsequent readjustment is not permitted unless the land value declines significantly in which case the amount of the decline in value should be removed from the revaluation reserve for land account and related deferred tax liabilities accordingly. As at January 31, 2007, the carrying amount of the land after the above one-time revaluation exceeded the fair value by ¥2,745 million ($22,550 thousand).

(g) Long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The Group has recognized no impairment losses.

(h) Software

Certain costs incurred to develop computer software for internal use are capitalized and amortized on a straight-line basis over the estimated useful life of 5 years.

(i) Retirement benefits and pension plans

The Company and certain consolidated subsidiaries have non-contributory defined benefit pension plans and unfunded retirement benefit plans for employees. The Company and its domestic consolidated subsidiaries account for the liability for retirement benefits based on projected benefit obligations and the fair value of plan assets at the balance sheet date.

Retirement benefits to directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at the balance sheet date.

(j) Presentation of equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include stock acquisition rights, minority interests and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effect ve for fiscal years ending on or after May 1, 2006.

(k) Research and development costs

Research and development costs are charged to expenses as incurred.

(l) Leases

Finance leases that are deemed to transfer ownership of the leased property to the lessee are capitalized. Other finance leases are accounted for as operating lease transactions with certain "as if capitalized" information disclosed in the notes to consolidated financial statements in accordance with Japanese GAAP.

(m) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred taxes are measured by applying currently enacted tax rates to the temporary differences.

A valuation allowance is recognized against deferred tax assets when, based on an estimation of future taxable income and the weight of available evidence, it is determined that the assets are not expected to be recoverable.

(n) Appropriations of retained earnings

Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

(o) Foreign currency transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance-sheet date. Foreign exchange gains and losses from translation are recognized in the statement of income.

(p) Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rates as of the balance sheet date of the subsidiaries, except for equity, which is translated at the historical exchange rate.

Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of equity.

Revenue and expense accounts of the consolidated foreign subsidiaries are translated into yen at the current exchange rates as of the balance sheet date of the subsidiaries.

(q) Derivatives and hedging activities

The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts and interest rate swaps are utilized by the Group to reduce foreign currency exchange and interest rate risks. The Group does not enter into derivatives for trading or speculative purposes.

All foreign exchange forward contracts employed to hedge foreign exchange exposures are measured at the fair values and the unrealized gains or losses are recognized in income or loss. But foreign exchange forward contracts that are used as hedges for forecasted export sales transactions and meet certain hedging criteria are measured at the fair values and the unrealized gains or losses are deferred until the underlying forecasted export sales transactions are recognized.

Interest rate swaps which are used as hedges and meet certain hedging criteria are measured at the fair values and the unrealized gains or losses are deferred until the related losses or gains on the hedged items are recognized. However, certain interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair values. The differential paid or received under the swap agreements is recognized and included in interest expense.

(r) Per share information

Basic net income per share is computed by dividing net income available to common shareholders, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits effected on May 12, 2005.

Diluted net income per share is not disclosed because the Company has not issued any dilutive securities.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

(s) New Accounting Pronouncements

Business Combination and Business Separation

In October 2003, the Business Accounting Council (BAC) issued a Statement of Opinion, Accounting for Business Combinations, and on December 27, 2005 the ASBJ issued Accounting Standard for Business Separations and the ASBJ Guidance No.10, Guidance for Accounting Standard for Business Combinations and Business Separations. These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows:

(a) the consideration for the business combination consists solely of common shares with voting rights,
(b) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and
(c) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

Bonuses to directors and corporate auditors

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASBJ issued ASBJ Practical Issues Task Force (PITF) No.13, Accounting treatment for bonuses to directors and corporate auditors, which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

03 Reconciliation to cash and cash equivalents

The reconciliations of cash and time deposits in the balance sheets to cash and cash equivalents in the statements of cash flows at January 31, 2006 and 2007, were as follows:

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Cash and time deposits per the balance sheets	¥ 31,152	¥ 38,005	$ 312,207
Time deposits with original maturities of more than three months	(1,000)	(1,000)	(8,215)
Cash and cash equivalents per the statements of cash flows	¥ 30,152	¥ 37,005	$ 303,992

04 Investment securities

The carrying amounts and aggregate fair values of available-for-sale securities with available fair values at January 31, 2006 and 2007 were as follows:

January 31, 2006	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Millions of yen)			
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 58	¥ 87	¥ 7	¥ 138
Debt securities	190			190

January 31, 2007	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Millions of yen)			
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 2,164	¥ 102	¥ 39	¥ 2,227

January 31, 2007	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Thousands of U.S. dollars)			
Securities classified as:				
Available-for-sale:				
Equity securities	$ 17,777	$ 838	$ 320	$ 18,295

Available-for-sale securities whose fair value is not readily determinable as of January 31, 2006 and 2007 were as follows:

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Available-for-sale:			
Equity securities	¥ 8	¥ 63	$ 518

Total sale amounts of available-for-sale securities sold and gains, in the years ended January 31, 2006 and 2007, were as follows:

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Sales amount	¥ 86	¥ 214	$ 1,758
Gains	8	1	8

05 Inventories

Inventories at January 31, 2006 and 2007 consisted of the following:

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Finished products	¥ 12,661	¥ 20,371	$ 167,346
Work in process	10,018	17,981	147,712
Raw materials and supplies	17,337	27,030	222,049
Total	¥ 40,016	¥ 65,382	$ 537,107

06 Short-term bank loans and long-term debt

Short-term bank loans outstanding at January 31, 2006 and 2007 consisted of the following:

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Collateralized	¥ 224		
Unsecured	29,610	¥ 48,968	$ 402,267
Total short-term bank loans	¥ 29,834	¥ 48,968	$ 402,267

The average interest rate per annum for short-term bank loans was 1.3% and 1.6% at January 31, 2006 and 2007, respectively.

Long-term debt at January 31, 2006 and 2007 consisted of the following:

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Loans from banks, insurance companies and other financial institutions, due serially through 2012 – with an average interest rate of 2.2% per annum:			
Collateralized	¥ 17,467	¥ 13,509	$ 110,975
Unsecured	67,731	67,083	551,080
Lease obligations, due serially through 2013 – with an average interest rate of 4.7% per annum:	12,228	6,690	54,958
Total Long-term debt	97,426	87,282	717,013
Less current portion	(34,427)	(33,566)	(275,741)
Long-term debt, less current portion	¥ 62,999	¥ 53,716	$ 441,272

Annual maturities of long-term debt as of January 31, 2007 for the next five years and thereafter are as follows:

Year Ending January 31,	(Millions of yen)	(Thousands of U.S. dollars)
2008	¥ 33,566	$ 275,741
2009	23,869	196,081
2010	15,278	125,507
2011	8,629	70,886
2012	5,396	44,328
2013 and thereafter	544	4,470
Total	¥ 87,282	$ 717,013

Assets pledged as collateral for short-term bank loans and long-term debt at January 31, 2006 and 2007, were as follows:

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Notes and accounts receivable, trade	¥ 61		
Land	6,802	¥ 6,802	$ 55,878
Buildings and structures	16,853	17,419	143,095
Machinery and equipment	20,131	26,307	216,110
Investment securities	190		
Total	¥ 44,037	¥ 50,528	$ 415,083

07 Retirement and pension plans

The Company and certain consolidated subsidiaries have retirement benefit plans for employees, directors and corporate auditors.

Under most circumstances, employees terminating their employment are entitled to retirement benefits determined based on the rate of pay at the time of termination, years of service and certain other factors. Such retirement benefits are made in the form of a lump-sum retirement benefit from the Company or from certain consolidated subsidiaries and annuity payments from a trustee.

The liability for employees' retirement benefits at January 31, 2006 and 2007 consisted of the following:

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Projected benefit obligation	¥ 23,116	¥ 29,924	$ 245,823
Fair value of plan assets	(12,132)	(13,173)	(108,215)
Unrecognized actuarial loss	(606)	(862)	(7,081)
Unrecognized prior service cost	(960)	(826)	(6,786)
Net liability	¥ 9,418	¥ 15,063	$ 123,741

The components of net periodic benefit costs for employees' retirement benefit plans are as follows:

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Service cost	¥ 1,430	¥ 1,863	$ 15,304
Interest cost	422	480	3,943
Expected return on plan assets	(242)	(297)	(2,440)
Recognized actuarial loss	245	128	1,052
Amortization of prior service cost	134	134	1,101
Net periodic benefit costs	¥ 1,989	¥ 2,308	$ 18,960

The Group has also paid additional retirement benefits to employees relating to restructurings amounting to ¥111 million for the year ended January 31, 2006. This payment is not included in net periodic benefit costs above but is included in loss incurred with business restructuring in the consolidated statements of income.

Assumptions used for the years ended January 31, 2006 and 2007 are set forth as follows:

	2006	2007
Discount rate	2.0%	2.0%
Expected rate of return on plan assets	2.5%	2.5%
Amortization period of prior service cost	10 years	10 years
Recognition period of actuarial gain/loss	10 years	10 years

The liability for retirement benefits for directors and corporate auditors at January 31, 2006 and 2007 was ¥380 million and ¥365 million ($2,998 thousand), respectively.

08 Equity

Through May 1, 2006, Japanese companies were subject to the Commercial Code of Japan (the "Code").

The Code requires that all shares are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as capital stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus.

The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares does not generally give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash appropriations of retained earnings applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of the capital stock balance. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the capital stock balance may be available for dividends by resolution of the shareholders. The legal reserve and additional paid-in-capital may be used to eliminate or reduce a deficit by the resolution of shareholders' meeting or may be capitalized by the resolution of Board of Directors.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On May 1, 2006, a new company law (the "Company Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Company Law that affect financial and accounting matters are summarized below;

(a) Dividends

Under the Company Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation.

The Company Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Company Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases / decreases and transfer of capital stock, reserve and surplus

The Company Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the capital stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the capital stock may be made available for dividends by resolution of the shareholders. Under the Company Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Company Law also provides that capital stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Company Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Company Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Company Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

A 1,500-for-1 common stock split was approved at a meeting of the Board of Directors held on April 26, 2005. Consequently, as of May 12, 2005, the numbers of the outstanding and authorized shares of common stock of the Company became 100,500,000 shares and 402,000,000 shares, respectively.

On November 16, 2005, the Company increased its capital through a public offering (the number of issued shares: 19,200,000 shares, amount per share: ¥3,135, total amount: ¥60,192 million). Consequently, its capital stock increased by ¥23,674 million and its capital surplus increased by ¥36,518 million.

On December 19, 2006 the Company increased its capital through a public offering (the number of issued shares: 6,850,000 shares, amount per share: ¥8,515.60 ($69.96), total amount: ¥58,332 million ($479,192 thousand)). Consequently, its capital stock increased by ¥29,166 million ($239,596 thousand) and its capital surplus increased by ¥29,166 million ($239,596 thousand).

On January 15, 2007 the Company increased its capital through a issuance of new shares for third party allotment (the number of issued shares: 650,000 shares, amount per share: ¥8,515.60 ($69.96), total amount: ¥5,535 million ($45,469 thousand)). Consequently, its capital stock increased by ¥2,768 million ($22,739 thousand) and its capital surplus increased by ¥2,768 million ($22,739 thousand).

09 Income taxes

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.1% for the years ended January 31, 2006 and 2007.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred income tax assets and liabilities at January 31, 2006 and 2007 were as follows:

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred income tax assets:			
Tax loss carryforwards	¥ 30,187	¥ 22,258	$ 182,847
Depreciation	8,766	4,517	37,107
Goodwill	3,806		
Employees' retirement benefits	3,599	5,778	47,466
Other	9,959	8,721	71,642
Subtotal	56,317	41,274	339,062
Valuation allowance	(44,717)	(17,976)	(147,671)
Total	¥ 11,600	¥ 23,298	$ 191,391
Deferred income tax liabilities:			
Investment in consolidated subsidiaries	¥ (1,114)	¥ (1,114)	$ (9,151)
Other	(680)	(547)	(4,494)
Total	¥ (1,794)	¥ (1,661)	$ (13,645)
Net deferred income tax assets	¥ 9,806	¥ 21,637	$ 177,746
Deferred income tax liabilities on revaluation reserve for land	¥ (1,785)	¥ (1,785)	$ (14,664)

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statements of income for the year ended January 31, 2006 and 2007 are as follows:

	2006	2007
Normal effective statutory tax rate	40.1%	40.1%
Nondeductible expenses	0.4	0.2
Amortization of consolidation goodwill	1.1	0.7
Valuation allowance	2.1	(38.6)
Other, net	(2.5)	(1.5)
Actual effective tax rate	41.2%	0.9%

The Group's effective tax rate is lower than that of previous year, having been negatively influenced by the fluctuation of valuation allowance. Decrease in the valuation allowance was due mainly to the liquidation of SUSA.

10 Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended January 31, 2006 and 2007 consisted of the following:

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Freight	¥ 2,100	¥ 3,451	$ 28,350
Sales commission	711	3,954	32,482
Salaries and bonuses for employees	4,167	6,164	50,637
Depreciation expenses	605	621	5,101
Research and development expenses	4,550	6,917	56,822
Rental charges and lease payments	647	810	6,654
Amortization of consolidation goodwill	938	1,368	11,238
Other	6,053	7,441	61,127
Total	¥ 19,771	¥ 30,726	$ 252,411

A portion of sales commission was deducted from the amount of the underlying sales directly for the year ended January 31, 2006. After February 1, 2006, such sales commission is recognized in selling, general and administrative expenses. As a result of this change, net sales, gross profit and selling, general and administrative expenses increased by ¥2,994 million ($24,595 thousand)

11 Loss incurred with business restructuring

Loss incurred with business restructuring for the year ended January 31, 2006 resulted from the closure of all plants in SUMCO Oregon Corporation.

12 Leases

(a) Finance leases

Pro forma information of leased property on an "as if capitalized" basis as of, or for the years ended, January 31, 2006 and 2007 were as follows:

	2006		
	Machinery and Equipment	Others	Total
	(Millions of yen)		
Acquisition cost	¥ 6,775	¥ 735	¥ 7,510
Accumulated depreciation	3,496	377	3,873
Net leased property	¥ 3,279	¥ 358	¥ 3,637

	2007			2007		
	Machinery and Equipment	Others	Total	Machinery and Equipment	Others	Total
	(Millions of yen)			(Thousands of U.S. dollars)		
Acquisition cost	¥ 10,572	¥ 822	¥ 11,394	$ 86,848	$ 6,753	$ 93,601
Accumulated depreciation	6,612	502	7,114	54,317	4,124	58,441
Net leased property	¥ 3,960	¥ 320	¥ 4,280	$ 32,531	$ 2,629	$ 35,160

Obligations under finance leases:

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 1,145	¥ 1,820	$ 14,951
Due after one year	2,492	2,460	20,209
Total	¥ 3,637	¥ 4,280	$ 35,160

Lease payments and depreciation expense under finance leases:

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Lease payments	¥ 1,233	¥ 1,468	$ 12,059
Depreciation expense	1,233	1,468	12,059

An imputed interest expense portion is included in the above pro forma information. Depreciation expense which is not reflected in the accompanying consolidated statements of income is computed by the straight-line method.

(b) Operating leases

Minimum rental commitments under noncancellable operating leases at January 31, 2006 and 2007 were as follows:

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 714	¥ 1,138	$ 9,349
Due after one year	2,981	3,382	27,782
Total	¥ 3,695	¥ 4,520	$ 37,131

13 Derivatives

The Group enters into foreign currency forward contracts to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Group also enters into interest rate swap contracts to manage its interest rate exposures on certain liabilities.

All derivative transactions are entered into to hedge interest and foreign currency exposures incorporated within the Group's business. Accordingly, the market risk in these derivatives is offset by opposite movements in the value of hedged assets or liabilities.

Because the counterparties to these derivatives are limited to major international financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies which regulate the authorization and credit limit amount.

The fair value of the Group's derivative financial instruments at January 31, 2006 and 2007 were as follows:

	2006		
	Contract Amount	Fair Value	Unrealized Gain (Loss)
	(Millions of yen)		
Foreign currency forward exchange contracts:			
Sell US$	¥ 24,904	¥ 25,720	¥ (816)
Buy JPY	2,671	2,517	¥ (154)

	2007			2007		
	Contract Amount	Fair Value	Unrealized Gain (Loss)	Contract Amount	Fair Value	Unrealized Gain (Loss)
	(Millions of yen)			(Thousands of U.S. dollars)		
Foreign currency forward exchange contracts:						
Sell US$	¥ 20,274	¥ 20,759	¥ (485)	$ 166,549	$ 170,533	$ (3,984)

Derivatives which qualify for hedge accounting for the years ended January 31, 2006 and 2007 are excluded from the disclosure of fair value information.

14 Related party transactions

Significant transactions between the Company and related parties for the years ended January 31, 2006 and 2007 were as follows:

January 31, 2006	Purchase of fixed assets	Notes and accounts payable
	(Millions of yen)	
Kashiwara Machine Manufacturing Co., Ltd.	¥ 4,329	¥ 1,519

January 31, 2007	Purchase of fixed assets	Notes and accounts payable
	(Millions of yen)	
Sumitomo Metal Fine Technology Co., Ltd.	¥ 7,984	¥ 3,477
Mitsubishi Materials Techno Corporation	¥ 6,542	¥ 3,569

January 31, 2007	Purchase of fixed assets	Notes and accounts payable
	(Thousands of dollars)	
Sumitomo Metal Fine Technology Co., Ltd.	$ 65,588	$ 28,563
Mitsubishi Materials Techno Corporation	$ 53,742	$ 29,319

Each of Mitsubishi Materials Corporation and Sumitomo Metal Industries, Ltd. owned 29.95% of the Company's shares in 2006 and 28.18% in 2007. Sumitomo Metal Fine Technology Co., Ltd. (formerly Kashiwara Machine Manufacturing Co., Ltd.) is a wholly-owned subsidiary of Sumitomo Metal Industries, Ltd., and Mitsubishi Materials Techno Corporation is a wholly-owned subsidiary of Mitsubishi Materials Corporation.

15 Contingent Liabilities

Contingent liabilities at January 31, 2006 and 2007 were as follows.

	2006	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Loan guarantees for employees	¥ 2,232	¥ 2,111	$ 17,342
A Loan guarantee for an affiliate		57	468
Total	¥ 2,232	¥ 2,168	$ 17,810

16 Segment information

(a) Industry segments

Industry segment information is not provided because the Group has only one industry segment which is 'Crystalline silicon'.

(b) Geographic segments

	2006				
	Japan	North America	Others	Eliminations or corporate	Consolidated
	(Millions of yen)				
Sales to customers	¥ 153,838	¥ 50,514	¥ 16,175		¥ 220,527
Intersegment sales	56,332	12,290	4,563	¥ (73,185)	
Total sales	210,170	62,804	20,738	(73,185)	220,527
Operating expenses	159,584	63,229	20,593	(67,220)	176,186
Operating profit (loss)	¥ 50,586	¥ (425)	¥ 145	¥ (5,965)	¥ 44,341
Assets	¥ 295,517	¥ 45,459	¥ 14,701	¥ (3,743)	¥ 351,934

	2007				
	Japan	North America	Others	Eliminations or corporate	Consolidated
	(Millions of yen)				
Sales to customers	¥ 237,591	¥ 53,505	¥ 28,290		¥ 319,386
Intersegment sales	76,633	16,556	8,346	¥ (101,535)	
Total sales	314,224	70,061	36,636	(101,535)	319,386
Operating expenses	228,620	67,423	33,623	(94,670)	234,996
Operating profit (loss)	¥ 85,604	¥ 2,638	¥ 3,013	¥ (6,865)	¥ 84,390
Assets	¥ 486,656	¥ 45,152	¥ 64,058	¥ (17,012)	¥ 578,854

	Japan	North America	Others	Eliminations or corporate	Consolidated
	(Thousands of U.S. dollars)				
Sales to customers	$ 1,951,787	$ 439,538	$ 232,400		$ 2,623,725
Intersegment sales	629,532	136,006	68,562	$ (834,100)	
Total sales	2,581,319	575,544	300,962	(834,100)	2,623,725
Operating expenses	1,878,091	553,873	276,210	(777,705)	1,930,469
Operating profit (loss)	$ 703,228	$ 21,671	$ 24,752	$ (56,395)	$ 693,256
Assets	$ 3,997,832	$ 370,919	$ 526,230	$ (139,752)	$ 4,755,229

(c) Overseas sales

	2006			
	North America	Asia	Others	Total
	(Millions of yen, except percentages)			
Overseas sales	¥ 43,671	¥ 64,618	¥ 18,221	¥ 126,510
Consolidated net sales				220,527
Percentage of overseas sales to consolidated net sales	19.8%	29.3%	8.3%	57.4%

	2007			
	North America	Asia	Others	Total
	(Millions of yen, except percentages)			
Overseas sales	¥ 52,335	¥ 105,470	¥ 28,286	¥ 186,091
Consolidated net sales				319,386
Percentage of overseas sales to consolidated net sales	16.4%	33.0%	8.9%	58.3%

	2007			
	North America	Asia	Others	Total
	(Thousands of U.S. dollars, except percentages)			
Overseas sales	$ 429,927	$ 866,426	$ 232,366	$ 1,528,719
Consolidated net sales				2,623,725
Percentage of overseas sales to consolidated net sales	16.4%	33.0%	8.9%	58.3%

17 Subsequent events

(a) Appropriations of retained earnings

The following appropriations of retained earnings at January 31, 2007 were approved at the Company's shareholders meeting held on April 26, 2007:

	(Millions of yen)	(Thousands of U.S. dollars)
Year-end cash dividends, ¥25 ($0.21) per share	¥ 3,180	$ 26,123

(b) Stock split

The Company's Board of Directors resolved to split its shares on November 29, 2006.

Shareholders of record of the Company's shares as of January 31, 2007, received one additional share of the Company's common stock for each share that they owned on February 1, 2007.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
SUMCO CORPORATION

We have audited the accompanying consolidated balance sheets of SUMCO CORPORATION (the "Company") and consolidated subsidiaries as of January 31, 2006 and 2007, and the related consolidated statements of income, statements of equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and consolidated subsidiaries at January 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

April 26, 2007

Directors, Corporate Auditors and Executive Officers As of April 26, 2007

Directors and Corporate Auditors	
Representative Director	Kenjiro Shigematsu
Director	Yuichi Muramatsu
Director	Yutaka Hirose
Director	Takashi Abe
Director	Yoshiaki Shida
Director	Kazufumi Yanaga
Director	Naoyuki Hosoda
Director	Yoichi Taguchi
Director	Michiharu Takii
Full-time Corporate Auditor	Fumio Iida
Full-time Corporate Auditor	Katsutoshi Fukushima
Corporate Auditor	Hitoshi Tanaka
Corporate Auditor	Mayuki Hashimoto
Corporate Auditor	Osamu Nanri

Executive Officers	
President	Kenjiro Shigematsu
Executive Vice President	Yuichi Muramatsu
Executive Vice President	Yutaka Hirose
Executive Vice President	Takashi Abe
Senior Managing Executive Officer	Yoshiaki Shida
Managing Executive Officer	Kazufumi Yanaga
Managing Executive Officer	Hideyo Idogawa
Managing Executive Officer	Masahiro Fujisawa
Managing Executive Officer	Kimihito Matsuo
Managing Executive Officer	Hidemi Sumiya
Executive Officer	Kenichi Yamashita
Executive Officer	Kazumasa Shoji
Executive Officer	Tatsuaki Matada
Executive Officer	Shigeo Sumita
Executive Officer	Yoichi Tsuchiya
Executive Officer	Yukihiro Saeki
Executive Officer	Tamio Kobayashi
Executive Officer	Harumitsu Endo

Corporate Information

Offices and Plants (As of January 31, 2007)	
Head Office	: Tokyo
Offices	: Tokyo, Osaka, Fukuoka
Representative Offices	: Shanghai
Plants	: Kyushu Plant (Imari),
	Kyushu Plant (Saga), Kansai Plant (Ikuno),
	Kansai Plant (Amagasaki),
	Yonezawa Plant, Chitose Plant,
	Noda Plant

Stock Information (As of January 31, 2007)	
Total number of shares authorized	402,000,000 shares
Total number of issued and outstanding shares	127,200,000 shares
Number of shareholders	45,117

Major Shareholders	Number of shares (Thousand shares)	% of total shares
Sumitomo Metals	35,850	28.18%
Mitsubishi Materials	35,850	28.18%
The Master Trust Bank of Japan, Ltd. (Trust Account)	5,873	4.62%
The Japan Trustee Services Bank, Ltd. (Trust Account)	3,936	3.09%
The Chase Manhattan Bank 385036	2,450	1.93%
JP Morgan Chase CREF JASDEC Lending Account	1,356	1.07%
Japan Securities Finance Co.,Ltd.	1,244	0.98%
Morgan Stanley & Co. International Limited	1,010	0.79%
Mellon Bank Treaty Clients Omnibus	946	0.74%
State Street Bank and Trust Company 505103	920	0.72%

Corporate History

SUMCO Corporation was established in July 1999 as Silicon United Manufacturing Corp. (SUMCO) for the purpose of developing and manufacturing 300mm wafers. The Company was owned jointly by Sumitomo Metal Industries, Ltd., Mitsubishi Materials Corp. and Mitsubishi Materials Silicon Corp.

In February 2002, the Company acquired the silicon wafer business of Sumitomo Metal Industries, Ltd. and merged with Mitsubishi Materials Silicon. At the same time, the Company changed its name to Sumitomo Mitsubishi Silicon Corp. The objective of these business integrations was to build the powerful base of operations needed to support the huge up-front investments needed to expand production of 300mm wafers. Integrating these operations was also expected to produce synergies by combining the technological resources of Sumitomo Metal Industries, Ltd. and Mitsubishi Materials Corp. and to give the Company a larger base of customers.

In August 2005, the Company changed its name to SUMCO, a name that was well known among customers as the brand used for the Company's products. In November 2005, the Company's shares were listed on the first section of the Tokyo Stock Exchange.

On October 18, 2006, the Company used a public tender offer to acquire a majority equity stake in Komatsu Electronic Materials (now SUMCO TECHXIV). Following this acquisition, SUMCO Group became the world's preeminent silicon wafer supplier in terms of its product lineup and comprehensive technological skills.


SUMCO
SUMCO CORPORATION

Inquiries

For further information, please contact;

SUMCO CORPORATION

Public Relations & IR Department

Seavans North, 1-2-1 Shibaura, Minato-ku, Tokyo 105-8634, Japan

TELEPHONE : +81-3-5444-3915 FAX : +81-3-5444-3929

URL : http://www.sumcosi.com/english

E-Mail : ir@sumcosi.com

Printed in Japan


RECEIVED
2007 JUN 14 A 7:33

List of material information made public in Japan from January 1, 2007 to May 25, 2007

	Descriptions	Information (*) Provided to
Exhibit 1.	Announcement Regarding the Results of the Increase in Capital through Third Party Allotment dated January 10, 2007 (English translation)	TSE
Exhibit 2.	Press Release dated February 23, 2007 with a title "300mm Wafer Production Capacity to Expand (Establishment of Group production capacity of 1.4million wafers per month by the end of June 2009)" (English translation)	TSE
Exhibit 3.	Brief Statements of Financial Results (FY2006) dated March 15, 2007 (English translation)	TSE
Exhibit 4.	Annual Securities Report dated April 26, 2007 for the 8th Fiscal Year from February 1, 2006 to January 31, 2007 (brief description in English)	DKLFB
Exhibit 5.	Annual Report 2007	Public

(*) "DKLFB" means Director-General of Kanto Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.



January 10, 2007

To Whom It May Concern:

Company Name:	SUMCO Corporation
Representative:	Kenjiro Shigematsu, President and Director
Code Number:	3436 (TSE 1st Section)
Address:	1-2-1 Shibaura, Minato-ku, Tokyo
Contact:	
Title:	PR/IR Department, General Manager
Name:	Soichi Ishitoya
Tel:	03-5444-3915

Announcement Regarding the Results of the Increase in Capital through Third Party Allotment

SUMCO Corporation (the "Company") hereby announces that, in connection with the issuance of new shares through third party allotment resolved concurrently with the issuance of new shares by public offering (Ordinary Public Offering) and sale of the shares of the Company (sale through over-allotment) at the meeting of the Company's Board of Directors held on November 29, 2006, Mitsubishi UFJ Securities Co., Ltd., the party to be allocated such shares, has notified us of its intent to subscribe for all of the shares allocated for issuance:

(1) Total number of shares offered	650,000 common shares (650,000 common shares)
(2) Purchase price	per share: ¥8,515.60
(3) Total purchase price	¥5,535,140,000
(4) Increase in capital and capital reserves	Increase in capital ¥2,767,570,000 Increase in capital reserves ¥2,767,570,000
(5) Subscription period (subscription date)	January 12, 2007 (Fri)
(6) Payment date	January 15, 2007 (Mon)

【Reference】

1. Change in the total number of outstanding shares in connection with increase in capital through third party allotment

Total number of currently outstanding shares	126,550,000 shares (currently, as of January 10, 2007)
Increase in shares due to increase in capital through third party allotment	650,000 shares
Total number of outstanding shares after increase in capital through third party allotment	127,200,000 shares

(Note) The Company resolved at the meeting of the Board of Directors held on November 29, 2006, that, as of February 1, 2007, the common stock of the Company shall be split in a ratio of 2 shares for 1 share, and following such stock split the total number of outstanding shares is expected to be 254,400,000.

2. Use of Proceeds

Of the total estimated amount of ¥63,514,000,000 to be received from the public offering and third party allotment, we plan to use ¥53,514,000,000 to finance capital expenditures and ¥10,000,000,000 to repay commercial paper. The commercial paper was issued in order to partially fund our ¥36.9 billion acquisition of 51% of the issued and outstanding shares of Komatsu Electronic Metals, Co., Ltd. on October 18, 2006.

For details regarding our capital expenditure plans, please refer to our press release "Announcement Regarding Issuance and Sale of New Shares and Stock Split", released on November 29, 2006.


RECEIVED
2007 JUN 14 A 7:31


FASF

February 23, 2007

To whom it may concern;

Corporate Name: SUMCO CORPORATION
Representative: Kenjiro Shigematsu, President
(Code No.3436, First Section of Tokyo Stock Exchange)
Headquarters: 1-2-1 Shibaura, Minato-ku, Tokyo
Contact Person:
Title: Public Relations & IR Department
Name: Soichi Ishitoya, General Manager
Tel: 03-5444-3915

300mm Wafer Production Capacity to Expand
(Establishment of Group production capacity of
1.4 million wafers per month by the end of June 2009)

SUMCO Group has decided to increase the production capacity of 300mm silicon wafers, for which demand is surging, to 1.4 million wafers per month by the end of June 2009.
This decision was made in order to ensure stable supply, as the major player in the 300mm silicon wafer market, to meet the growing demand from customers. It is expected that the demand for 300mm silicon wafers will remain at a high level with new construction and expansion of 300mm lines actively undertaken by customers.

SUMCO has already decided to establish a system with a production capacity of 760,000 wafers per month by the end of July 2008 and a further 240,000 wafers will be added to the monthly output so that production capacity of 1 million wafers per month will be established by the end of June 2009. These increases will be achieved through enhancement of the manufacturing and ancillary facilities at Kyusyu Imari Plant No.5, which is now under construction.

Furthermore, SUMCO TECHXIV Corporation, one of our consolidated subsidiaries, has already decided to increase its production capacity to 230,000 wafers per month by the spring of 2008 and a further 170,000 wafers will be added to the processing throughput, boosting production capacity to 400,000 wafers per month by the end of June 2009, thereby raising the Group's overall production capacity to 1.4 million wafers per month.

In addition, SUMCO will provide SUMCO TECHXIV Corporation with the required monocrystalline silicon to facilitate the additional processing of 170,000 wafers per month.
Through these measures, expanded production capacity has been made possible at a substantially faster rate through drawing on the collective strengths of the SUMCO Group.

Meanwhile, the required investment to be made by SUMCO is estimated to be approximately 80 billion yen, which will be covered primarily by our own funds.
It should be noted that there will be no influence on the business results for the fiscal year ending January 31, 2008, as a consequence of these measures.

Respectfully

Exhibit 3

(Brief Description)

March 15, 2007

Brief Statements of Financial Results

(Report pursuant to the Listing Rules of Tokyo Stock Exchange)

Fiscal Year ended January 31, 2007

This Brief Statements of Financial Results concerning the fiscal year ended January 31, 2007 (the "Brief Statements of Financial Results") was, in accordance with the Listing Rules of the Tokyo Stock Exchange Inc. ("TSE"), submitted to TSE, and is made available for public inspection on website of TSE, i.e. TD-NET, and at the Head Office of SUMCO Corporation (the "Company").

It is required under the Listing Rules of TSE to include in the Brief Statements of Financial Results certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended January 31, 2007.

The information in the Brief Statements of Financial Results which is material to an investment decision is substantially contained in the schedules 1 and 2 hereto and the Annual Report 2007 of the Company, published in May 2007 (see Exhibit 5).

Financial Summary for Fiscal Year 2006 (Ended January 31, 2007) (Consolidated)

March 15, 2007

Company Name: SUMCO CORPORATION
Listed on: Tokyo Stock Exchange
Code Number: 3436
Headquarters: Tokyo
(URL: http://www.sumcosi.com/)
Representative: Title and name: President, Kenjiro Shigematsu
Contact person: Title and name: Public Relations & IR Department General Manager, Soichi Ishitoya
Tel: (03) 5444-3915 (Public Relations & IR Department)
Board Meeting to discuss financial results held on: March 15, 2007
Parent companies: Sumitomo Metal Industries, Ltd. (Code Number: 5405) and one other company
Voting stock owned by parent company, etc.: 28.2%
Adoption of GAAP: No

1. Consolidated Business Results for Fiscal Year 2006 (February 1, 2006-January 31, 2007)

(1) Consolidated Business Results (YE=Year ended) (Rounded down to the nearest million yen)

	Sales		Operating Profit		Ordinary Profit	
	Million yen	%	Million yen	%	Million yen	%
YE January 31, 2007	319,385	44.8	84,390	90.3	75,835	107.5
YE January 31, 2006	220,526	14.2	44,340	40.9	36,554	43.3

	Net Income		Net Income per Share	Diluted Net Income per Share	Net Return on Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Sales
	Million yen	%	Yen & Sen	Yen & Sen	%	%	%
YE January 31, 2007	72,051	251.7	597.66	—	31.7	16.3	23.7
YE January 31, 2006	20,486	88.5	195.61	—	16.9	10.9	16.6

(Note) 1) Investment loss/profit on equity method YE January 07 – million yen YE January 06 – million yen
2) Average number of stocks during the year (consolidated) YE January 07 120,555,950 stocks YE January 06 104,550,410 stocks
3) Change in accounting method - No
4) "%" for sales, operating profit, ordinary profit and net income indicates year-to-year comparison.

(2) Financial Position (Consolidated) (Rounded down to the nearest million yen)

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets per Share
	Million yen	Million yen	%	Yen & Sen
YE January 31, 2007	578,854	327,318	50.5	2,297.90
YE January 31, 2006	351,934	161,680	45.9	1,350.41

(Note) Stocks issued at end of year (consolidated) YE January 07 127,200,000 stocks YE January 06 119,700,000 stocks

(3) Cash flow (Consolidated) (Rounded down to the nearest million yen)

	Operating Activities	Investing Activities	Financing Activities	Cash and Cash Equivalents at End of Year
	Million yen	Million yen	Million yen	Million yen
YE January 31, 2007	83,164	-101,455	24,841	37,005
YE January 31, 2006	62,895	-52,699	5,835	30,152

(4) Scope of consolidation and equity method
Number of consolidated subsidiaries 19
Number of unconsolidated subsidiaries accounted for by the equity method —
Number of affiliates accounted for by the equity method —

(5) Changes in the scope of the consolidation and equity method
Consolidation (new) 4 (excluded) 2 Equity method (new) — (excluded) —

2. Forecasts for Consolidated Business Results for Fiscal Year 2007 (February 1, 2007-January 31, 2008)

	Sales	Operating Profit	Ordinary Profit	Net Income
	Million yen	Million yen	Million yen	Million yen
Half-year	220,000	55,000	52,000	30,000
Full-year	470,000	120,000	115,000	65,000

(Reference) Forecast for net income per share (full year): 255.50 yen

1. The above forecasts are based on information available as of the announcement date and on the assumptions made at the announcement date about uncertain factors that could affect future results. The actual results may materially differ from those expressed in the forecast, subject to various factors discussed hereafter.
2. The common stock of the Company was split two for one effective on February 1, 2007.
The effects of the relevant split have been duly considered in the per-share information outlined in "2. Forecasts for Consolidated Business

Results for Fiscal Year 2007 (February 1, 2007 - January 31, 2008)" and "Financial Summary for Fisical Year 2006 (Ended January 31, 2007) (Non-Consolidated), 2. Forecasts for Business Results for Fiscal Year 2007 (February 1, 2007 - January 31, 2008) and 3. Status of Dividend Distribution".

Financial Summary for Fiscal Year 2006 (Ended January 31, 2007) (Non-Consolidated)

March 15, 2006

Company Name: SUMCO CORPORATION — Listed on: Tokyo Stock Exchange

Code Number: 3436 — Headquarters: Tokyo

(URL: http://www.sumcosi.com/)

Representative: Title and name: President, Kenjiro Shigematsu

Contact person: Title and name: Public Relations & IR Department General Manager, Soichi Ishitoya

Tel: (03) 5444-3915 (Public Relations & IR Department)

Date of Board of Directors Meeting for Settlement of Accounts: March 15, 2007

Scheduled Date of Ordinary General Meeting of Shareholders: April 26, 2007

Scheduled Date of Commencement of Dividend Payment: April 27, 2007

Adoption of Unit Stock System: Yes (100 shares per unit)

1. Business Results for Fiscal Year 2006 (February 1, 2006-January 31, 2007)

(1) Business Results (YE=Year ended) (Rounded down to the nearest million yen)

	Sales		Operating Profit		Ordinary Profit	
	Million yen	%	Million yen	%	Million yen	%
YE January 31, 2007	253,669	33.3	69,314	67.7	63,054	84.4
YE January 31, 2006	190,312	15.3	41,338	33.3	34,188	34.1

	Net Income		Net Income per Share	Diluted Net Income per Share	Net Return on Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Sales
	Million yen	%	Yen & Sen	Yen & Sen	%	%	%
YE January 31, 2007	64,080	208.6	531.54	–	28.5	16.3	24.9
YE January 31, 2006	20,766	78.8	198.37	–	16.9	10.9	18.0

(Note) 1) Average number of stocks during the year YE January 07 120,555,950 stocks YE January 06 104,550,410 stocks

2) Change in accounting method - No

3) "%" for sales, operating profit, ordinary profit and net income indicates year-to-year comparison.

(2) Financial Position (Rounded down to the nearest million yen)

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets per Share
	Million yen	Million yen	%	Yen & Sen
YE January 31, 2007	438,572	285,681	65.1	2,245.93
YE January 31, 2006	333,259	163,223	49.0	1,363.38

(Note)1) Stocks issued at end of year YE January 07 127,200,000 stocks YE January 06 119,700,000 stocks

2) Total number of treasury stocks at end of year YE January 07 121 stocks YE January 06 8 stocks

2. Forecasts for Business Results for Fiscal Year 2007 (February 1, 2007-January 31, 2008)

	Sales	Operating Profit	Ordinary Profit	Net Income
	Million yen	Million yen	Million yen	Million yen
Half-year	150,000	41,000	40,000	24,000
Full-year	320,000	91,000	88,000	53,000

(Reference) Forecast for net income per share (full year): 208.33 yen

3.Status of Dividend Distribution (Rounded down to the nearest million yen)

・Cash Dividends

	Per-share Dividends (yen)			Total Amount of Dividends (million yen)	Dividend Payout Ratio (%)	Ratio of Dividends to Net Assets (%)
	Interim-year-end	Year-end	Annual			
YE January 31, 2006	–	20.00	20.00	2,393	10.1	1.5
YE January 31, 2007	25.00	25.00	50.00	6,172	9.4	2.8
YE January 31, 2008 (forecast)	17.50	17.50	35.00			

1.The above forecasts are based on information available as of the announcement date and on the assumptions made at the announcement date about uncertain factors that could affect future results. The actual results may materially differ from those expressed in the forecast, subject to various factors discussed hereafter.

2.The common stock of the Company was split two for one effective February 1, 2007.

The effects of the relevant split have been duly considered in net income per share outlined in "2. Forecasts

for Business Results for Fiscal Year 2007 (February 1, 2007 – January 31, 2008)" and per-share dividends for Fiscal Year ending January, 2008 (forecast)in "3. Status of Dividend Distribution".

Change of Director

1.Nomination of New Director (Scheduled to take effect on April 26, 2007)

Director Takashi Abe (currently Representative Director and President of SUMCO TECHXIV Co., Ltd.)

(Brief Description)

April 26, 2007

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1 of
the Securities and Exchange Law)

The 8th Fiscal
from February 1, 2006
to January 31, 2007

This Annual Securities Report concerning the fiscal year ended January 31, 2007 (hereinafter called the "Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on April 26, 2007 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection on website of EDINET, at the Head Office of SUMCO Corporation (the "Company") and at The Tokyo Stock Exchange Inc., on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the period ended January 31, 2007.

The information in the Annual Securities Report which is material to an investment decision is substantially contained in the Annual Report 2007 of the Company, published in May 2007 (see Exhibit 5).

